Form 10-K405, Exhibit 13
period 2001-09-30
FLORIDAFIRST BANCORP INC
filed 2001-12-21
CIK 1123276

FLORIDAFIRST BANCORP, INC.

Corporate Profile

FloridaFirst Bancorp, Inc. is the parent company of and conducts most of its business operations through FloridaFirst Bank (the "Bank"). The Bank, a federally-chartered savings bank headquartered in Lakeland, Florida, is a community-oriented retail savings bank offering a full range of deposit services to both consumers and commercial entities. The Bank's lending activities include residential real estate mortgage loans, commercial real estate loans, other commercial loans and consumer loans. The Bank has operated within its market areas since 1934 and delivers its products and services through eleven offices located in Florida's Polk and Manatee Counties.

On April 6, 1999, FloridaFirst Bank reorganized from a mutual savings association into a mutual holding company named FloridaFirst Bancorp MHC and formed FloridaFirst Bancorp, a middle-tier holding company, whereby FloridaFirst Bank became a wholly-owned subsidiary of FloridaFirst Bancorp. In connection with the reorganization, FloridaFirst Bancorp sold 2,703,851 shares of its Common Stock to the public and the remaining 3,049,024 shares were held by FloridaFirst Bancorp MHC. On December 21, 2000, FloridaFirst Bancorp, Inc. (the "Company") completed its stock offering in connection with the conversion and reorganization of FloridaFirst Bank (the "Bank") and its holding company, FloridaFirst Bancorp, from the mutual holding company form of organization to a full stock company. As part of the conversion and reorganization, the shares formerly held by FloridaFirst Bancorp MHC were cancelled, the Company sold 3,147,952 new shares to the public and the shares held by stockholders of FloridaFirst Bancorp were exchanged for 2,372,048 shares of the Company.


Stock Market Information and Dividends

Since its issuance on April 6, 1999, the Company's common stock has traded on the Nasdaq National Market under the symbol FFBK. Upon completion of the conversion and reorganization on December 21, 2000, the common stock continues to trade on the Nasdaq National Market under the same symbol, FFBK. The following table sets forth market price information, based on closing prices, as reported by the Nasdaq National Market for the common stock high and low sales prices for the periods indicated. The stock prices prior to December 22, 2000 are adjusted to reflect the exchange ratio of 1.0321 after the conversion and reorganization. See Note 17 of the consolidated financial statements for a summary of quarterly financial data.

                                                               Cash Dividends
                                        High         Low      Per Share Declared
                                        ----         ---      ------------------

Fiscal 2001
-----------
First Quarter................          $12.56       $10.62               $.04
Second Quarter...............           15.00        12.31                .05
Third Quarter................           16.10        14.53                .05
Fourth Quarter...............           17.48        13.75                .05

Fiscal 2000
-----------
First Quarter................           $9.09        $8.24               $.04
Second Quarter...............            8.60         7.08                .04
Third Quarter................            7.99         7.02                .04
Fourth Quarter...............           11.87         7.63                .04

The number of stockholders of record of common stock as of September 30, 2001 was approximately 756, which do not include the number of persons or entities who held stock in nominee or "street" name through various brokerage firms.

                          Selected Financial Highlights
                      (In thousands except per share data)

                                           2001       2000        1999    1998(3)      1997
                                         --------   --------   --------   --------   --------
At September 30:
Assets ...............................   $660,369   $582,180   $498,358   $414,472   $466,765
Loans, net ...........................    474,155    440,386    397,910    338,610    355,551
Securities ...........................    129,534    106,348     80,876     60,961     74,573
Cash and cash equivalents ............     21,676      6,734      2,598        647     21,842
Deposits .............................    399,537    354,554    339,224    352,180    429,714
FHLB advances and other borrowings ...    160,548    160,937     92,472     21,000       --
Stockholders' equity .................     93,814     61,081     61,337     36,107     33,588

Actual number (not in thousands):
Real estate loans outstanding ........      4,481      4,615      4,696      4,433      5,149
Deposit accounts .....................     36,168     36,747     38,409     38,409     46,012
Full service offices .................         11          9          9          9         14

For the year ended September 30:
   Interest income ...................   $ 44,846   $ 39,840   $ 32,648   $ 32,141   $ 33,865
   Interest expense ..................     25,895     23,575     17,128     18,966     19,702
                                         --------   --------   --------   --------   --------
   Net interest income ...............     18,951     16,265     15,520     13,175     14,163
   Provision for loan losses .........        615        630        540        405        317
                                         --------   --------   --------   --------   --------
   Net interest income after provision
        for loan losses ..............     18,336     15,635     14,980     12,770     13,846
   Noninterest income ................      2,744      2,114      1,473      4,347      1,189
   Noninterest expenses ..............     13,776     11,813     11,448     13,581     11,209
                                         --------   --------   --------   --------   --------
   Income before income taxes ........      7,304      5,936      5,005      3,536      3,826
   Income taxes ......................      2,273      2,094      1,748      1,151      1,299
                                         --------   --------   --------   --------   --------
   Net income ........................   $  5,031   $  3,842   $  3,257   $  2,385   $  2,527
                                         ========   ========   ========   ========   ========

   Basic earnings per share (1) (2)...   $    .95   $    .71   $    .33         --         --
                                         ========   ========   ========   ========   ========
   Diluted earnings per share (1) (2).   $    .93   $    .70   $    .33         --         --
                                         ========   ========   ========   ========   ========

   Weighted average common and common
      Equivalent shares
        outstanding: (1) (2)
         Basic (4)....................      5,293      5,424      5,727         --         --
         Diluted(4)...................      5,429      5,516      5,727         --         --

-----------------
(1) Year 2001 includes $30.6 million in net proceeds from the issuance of common stock in connection with the conversion from a mutual holding company to a full stock company on December 21, 2000.
 (2) Years 2000 and 1999 include $25.7 million in net proceeds from the reorganization on April 6, 1999. Prior to April 6, 1999, the Bank was a mutual institution. Therefore, earnings per share and weighted average shares outstanding in 1999 are for the six months ended September 30, 1999 (period subsequent to the reorganization.)
(3) During fiscal year 1998, the Bank sold five branches (and $55.5 million in related deposits) that were not contiguous to its primary market area for a pre-tax gain of $3.0 million. In connection with the sale of branches, the Bank transferred $44.6 million in loans. In addition, noninterest expenses includes special benefit plan adjustments of $2.2 million.
(4) Shares outstanding for the years ended 2000 and 1999 have been adjusted as of the beginning of the periods to give effect to the 1.0321 exchange ratio of previously issued shares in conjunction with the conversion that was effective December 21, 2000.

                            Selected Financial Ratios

                                                     At or For the Year Ended September 30,
                                              ---------------------------------------------------
                                                   2001      2000      1999      1998      1997
                                                   ----      ----      ----      ----      ----
 Performance Ratios:

 Return on average assets (net income
     divided by average total assets) .....         .82%      .70%      .72%      .55%      .56%

 Return on average equity (net income
     divided by average equity) ...........        5.80      6.43      6.65      6.55      7.71

 Net interest-rate spread .................        2.51      2.54      2.95      2.65      2.87

 Net interest margin on average
     interest-earnings assets .............        3.30      3.13      3.56      3.10      3.23

 Average interest-earning assets to
     average interest-bearing liabilities .         118       113       116       110       108

 Efficiency  ratio  (noninterest  expense,
     other  than the $2.5  million  SAIF
     special assessment in 1997, divided
     by the sum of net interest income and
     noninterest income) ..................          63        64        67        78        74


Asset Quality Ratios:

 Nonperforming loans to total loans, net ..         .20       .17       .21       .25

 Nonperforming assets to total assets .....         .29       .17       .21       .32       .53

 Net charge-offs to average loans
      outstanding .........................         .06       .06       .04       .14       .02

 Allowance for loan losses to total loans .         .76       .75       .74       .76       .74


 Capital Ratios:

 Average equity to average assets
     (average equity divided by average
       total assets) ......................       14.17     10.94     10.84      8.31      7.25

 Equity to assets at period end ...........       14.21     10.49     12.31      8.62      7.20

 Dividend payout ratio ....................          20        22        12        --        --

         Management's Discussion and Analysis of Financial Condition and
                              Results of Operations

The following discussion should be read in conjunction with the Selected Financial Highlights, Selected Financial Ratios and the Consolidated Financial Statements and related notes beginning at page 17.

General

On April 6, 1999, FloridaFirst Bank reorganized from a mutual savings association into a mutual holding company named FloridaFirst Bancorp MHC and formed FloridaFirst Bancorp, a middle-tier holding company, whereby FloridaFirst Bank became a wholly-owned subsidiary of FloridaFirst Bancorp. In connection with the reorganization, FloridaFirst Bancorp sold 2,703,851 shares of its Common Stock to the public and the remaining 3,049,024 shares were held by FloridaFirst Bancorp MHC.

On December 21, 2000, FloridaFirst Bancorp, Inc. (the "Company") completed its stock offering in connection with the conversion and reorganization of FloridaFirst Bank (the "Bank") and its holding company, FloridaFirst Bancorp, from the mutual holding company form of organization to a full stock company. As part of the conversion and reorganization, the shares formerly held by FloridaFirst Bancorp MHC were cancelled, the Company sold 3,147,952 new shares to the public and the shares held by stockholders of FloridaFirst Bancorp were exchanged for 2,372,048 shares of the Company. The conversion and reorganization was accounted for in a manner similar to a pooling of interests, whereby the assets and liabilities of FloridaFirst Bancorp became the Company's assets and liabilities.

Forward-Looking Statements

The following discussions contain forward-looking statements that are based on assumptions and describe future plans, strategies, and expectations of the Bank and the Company. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan and investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area, and changes in relevant accounting principles. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not undertake--and specifically disclaims--any obligation to publicly release the results of any revisions after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.


Business Strategy

The Board of Directors and management have developed expansion plans that include three de novo retail sales offices within its existing market areas (two were opened during the current year) and continued deployment of a strategic technology plan. By seeking to broaden the range of its products and services offered, the Company believes its strategies will offset the declining margins in the competitive market for one- to four-family residential mortgage loans. The strategic plan includes:

>    increasing  the percentage of higher  yielding and more interest  sensitive assets;
> increasing the percentage of commercial and consumer loans and commercial deposit accounts;
>    utilizing alternative sources of funding at reasonable rates;
>    increasing sources of non-interest income;
> utilizing our computer network for enhanced sales, service and security features; and
> utilizing alternative delivery systems, including our internet banking product, and investigating an enhanced customer care center strategy.

Highlights of the business strategy are as follows:

Community-Oriented Institution. Based on total assets, the Bank is the largest independent financial institution headquartered in Polk County, Florida. The Bank is committed to meeting the financial needs of the communities in which it operates. Management believes that the Bank is large enough to provide a full range of personal and business financial services, and yet is small enough to provide such services in a personalized and efficient manner. It is the Bank's current plan to deliver the products and services that meet the needs of its customers, including the recent introduction of an Internet banking product.

Commercial Banking. The Bank continues to expand its lending programs for commercial business and commercial real estate loans in an effort to satisfy a perceived need within its market area and increase its loan portfolio. The Bank continues to realize a positive impact on its net interest margin since commercial customers generally provide a higher loan yield and a source of lower cost funds. The risks of commercial lending relate to the source of repayment of the loan which is weighted toward the ability to repay versus being primarily collateral dependent. In recent years, the Bank has assembled a very strong commercial lending team to support its increased activities in this area and to increase its penetration into the smaller businesses operating in its market areas.


Management of Interest Rate-Risk and Market Risk

Qualitative Analysis. Because the majority of the Company assets and liabilities are sensitive to changes in interest rates, its most significant form of market risk is interest-rate risk, or changes in interest rates. The Company is vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets. Its lending activities have historically emphasized the origination of long-term, fixed-rate loans secured by single-family residences. The primary source of funds has been deposits with substantially shorter maturities. While having interest-bearing liabilities that reprice more frequently than interest-earning assets is generally beneficial to net interest income during a period of declining interest rates, such an asset/liability mismatch is generally detrimental during periods of rising interest rates. In addition, the customers' optionality to repay a loan or renegotiate the interest rate on the loan when interest rates move in their favor creates an additional variable in managing the asset/liability structure of the Bank.

The Board of Directors has established an asset/liability committee that consists of the Company's president and senior banking officers. The committee meets on a monthly basis to review loan and deposit pricing and production volumes, interest rate risk analysis, liquidity and borrowing needs, and a variety of other asset and liability management issues.

To reduce the  effect of  interest  rate  changes on net  interest  income,  the
Company has adopted various strategies to improve the matching of interest-earning asset maturities to interest-bearing liability maturities. The principal elements of these strategies include:

> the origination of commercial and consumer loans with adjustable-rate features or fixed-rate loans with shorter term maturities;
> lengthening the maturities of liabilities when deemed cost effective through the pricing and promotion of certificates of deposit and utilization of Federal Home Loan Bank advances;
> attracting low cost checking and transaction accounts which tend to be less sensitive to rising rates; and
> when market conditions permit, to originate and hold in its portfolio adjustable-rate mortgage loans which have periodic interest rate adjustments. The Company also maintains a securities portfolio that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

The Company has also made a significant effort to maintain its level of lower cost deposits as a method of enhancing profitability. At September 30, 2001, the Company had 29.1% of its deposits in savings, checking and money market accounts. These deposits have traditionally remained relatively stable and are expected to be only moderately affected in a period of rising interest rates. This stability has enabled the Company to offset the impact of rising rates in other deposit accounts.

Quantitative Analysis. Exposure to interest rate risk is actively monitored by management. The Company's objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. The Company uses the OTS Net Portfolio Value ("NPV") Model to monitor its exposure to interest rate risk, which calculates changes in NPV. The NPV Model measures interest-rate risk by computing estimated changes in the NPV of cash flow from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. The NPV Model shows the degree to which balance sheet line items and NPV are potentially affected by a 100 to 300 basis point change. One basis point equals 1/100th of a percentage point. Reports generated by the NPV Model are reviewed by the Asset/Liability Management Committee and reported to the Board of Directors quarterly.

The NPV Model uses an option-based pricing approach to value one- to four-family mortgages, mortgages serviced by or for others, and firm commitments to buy, sell, or originate mortgages. This approach makes use of an interest rate simulation program to generate numerous random interest rate paths that, in conjunction with a prepayment model, are used to estimate mortgage cash flows. Prepayment options and interest rate caps and floors contained in mortgages and mortgage-related securities introduce significant uncertainty in estimating the timing of cash flows for these instruments that warrants the use of this sophisticated methodology. All other financial instruments are valued using a static discounted cash flow method. Under this approach, the present value is determined by discounting the cash flows the instrument is expected to generate by the yields currently available to investors from an instrument of comparable risk and duration.

Future interest rates and their effects on NPV and net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rate on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features that restrict changes in interest rates on a short-term basis and over the life of the asset. After a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result if our borrowers are unable to meet their repayment obligations as interest rates increase.

The following table presents our NPV as of September 30, 2001. The NPV was calculated by the OTS, based upon the above model assumptions and financial information provided by the Company. As illustrated in the table, the calculations show that the Company would be adversely affected by increases in interest rates and would benefit slightly by decreases in interest rates (dollars in thousands).


            Net Portfolio Value ("NPV")      NPV as % of Present Value of Assets
          ---------------------------------  -----------------------------------
 Change                                                            Basis Point
In Rates  $ Amount     $ Change    % Change           NPV Ratio       Change
--------  --------     --------    --------           ---------       ------
 +300 bp    32,642      (42,790)      (57)%             5.30%        (584) bp
 +200 bp    47,080      (28,352)      (38)%             7.40%        (373) bp
 +100 bp    61,954      (13,478)      (18)%             9.43%        (171) bp
    0 bp    75,432                                     11.14%
 -100 bp    83,708        8,276        11%             12.07%          93  bp
 -200 bp    85,886       10,455        14%             12.19%         105  bp

The OTS defines the sensitivity measure as the change in NPV ratio with a 200 basis point shock. Our sensitivity measure reflects a 373 basis point decline in NPV ratio as of September 30, 2001 compared to a sensitivity measure of 437 basis points as of September 30, 2000. The improvement in our sensitivity measure at September 30, 2001 primarily reflects the significant decrease in short-term interest rates from September 30, 2000.

Comparison of Financial Condition at September 30, 2001 and September 30, 2000

Assets. Total assets increased $78.2 million, or 13.4%, to $660.4 million at September 30, 2001 from $582.2 million at September 30, 2000. The increase in total assets resulted primarily from a $33.8 million, or a 7.7% increase in the loan portfolio attributable to steady loan demand in our market areas, and funding of construction loans. In addition, securities increased $23.2 million. Management plans to focus on loan growth to effectively leverage its capital. The capital leveraging strategy will include the purchase of securities to complement its loan origination efforts.

Cash and cash equivalents increased $14.9 million due to: (a) excess funds resulting from $11.0 million in a treasury borrowings program that placed funds in the Bank late in the year; and (b) higher mortgage loan prepayments in September 2001.

Premises and equipment increased $2.0 million primarily due to the construction of a new office, equipment for two offices, renovations at several offices and capital expenditures to implement certain phases of the strategic technology plan.

Other assets increased primarily due to the cash surrender value of bank owned life insurance policies that were purchased in January 2001.

Liabilities. Total liabilities increased $45.5 million, or 8.7%, to $566.6 million at September 30, 2001 from $521.1 million at September 30, 2000. The increase in total liabilities resulted primarily from a net deposit increase of $45.0 million. The increase in deposits in the last half of the year reflects renewed consumer interest in insured deposit accounts as the equity markets declined significantly. In addition, our checking and money market accounts continue to grow through expansion of our customer base.

Management continues to evaluate the available funding sources. The attributes of the alternative funding sources that management considers in its analysis include the interest and other costs of such funding, the maturity considerations and the nature and characteristics of assets being funded.

On December 6, 2001, the Bank signed a definitive agreement with SunTrust Bank ("SunTrust") to purchase seven Florida branches from SunTrust coincident with SunTrust's acquisition of such branches from Huntington National Bank ("Huntington"). Four of the Huntington branches are located in Lakeland, Florida, and one each in Avon Park and Sebring in Highlands County, and one branch in Wildwood, Florida. The transaction will include assumption of approximately $165 million in deposits and the purchase of approximately $25 million in loans related to the seven branches.

Stockholder's Equity. The $32.7 million increase in the stockholders' equity reflects the $30.6 million in net proceeds from the issuance of common stock, and $5.0 million in net income. The net increase in stockholders' equity for the year also reflects:

>    repurchase of 35,000 shares of the Company's stock at a cost of $481,000;
> purchase of 51,889 shares of the Company's stock for the restricted stock plan at a cost of $733,000, less shares issued at a cost of approximately $157,000;
>    repayment of $325,000 on the Employee Stock Ownership Plan ("ESOP") loan;
> purchase of 251,836 shares of the Company's stock for the ESOP at a cost of $3.9 million; and
>    dividends paid that totaled $921,000.


Liquidity and Capital Resources

The liquidity of a savings institution reflects its ability to provide funds to meet loan requests, to accommodate possible outflows in deposits, and to take advantage of market opportunities. Funding loan requests, providing for liability outflows, and managing interest rate fluctuations require continuous analysis in order to match the maturities of short-term loans and investments with specific types of deposits and borrowings. An institution's liquidity is normally considered in terms of the nature and mix of the institution's sources and uses of funds.

Assets providing liquidity are generated through loan repayments, loan sale and the management of maturity distributions for loans and securities. An important aspect of liquidity management lies in maintaining sufficient levels of loans and mortgage-backed securities that generate monthly cash flows.

Cash and cash equivalents increased $14.9 million to $21.7 million for the year ended September 30, 2001. Significant cash flows or uses (amounts shown in parentheses) were as follows (in millions):

        Cash provided by operations................................................. $  7.2
        Federal Home Loan Bank advances and other borrowings........................    (.4)
        Increase in net deposits....................................................   45.0
        Sales, maturities of and repayments on securities...........................   46.6
        Net purchases of securities and FHLB stock..................................  (65.2)
        Net purchases of premises and equipment.....................................   (3.4)
        Net increase in loans.......................................................  (34.7)
        Purchase of bank owned life insurance.......................................   (5.0)
        Payments to acquire treasury stock, ESOP and restricted stock plan shares...   (5.1)
        Net proceeds from the issuance of common stock..............................   30.6
        Dividends paid..............................................................    (.9)
        Other - net.................................................................     .2
                                                                                     ------
        Net increase in cash and cash equivalents................................... $ 14.9
                                                                                     ======

The Company is subject to federal regulations that impose certain minimum capital requirements. For a discussion on such capital levels, see Note 10 in the consolidated financial statements.

Management is not aware of any known trends, events or uncertainties that will have or are reasonably likely to have a material effect on the Company's liquidity, capital or operations nor is management aware of any current recommendation by regulatory authorities, which if implemented, would have such an effect.


Analysis of Net Interest Income

Historically, the Company's earnings have depended primarily on its net interest income, which is the difference between interest income earned on its loans and securities ("interest-earning assets") and interest paid on its deposits and any borrowed funds ("interest-bearing liabilities"). Net interest income is affected by:

> the interest-rate spread - the difference between rates of interest earned on interest-earning assets and rates paid on its interest-bearing liabilities; and
> the aggregate amounts of its interest-earning assets and interest-bearing liabilities.

Average Balance Sheet. The following table sets forth certain information relating to the Company for the periods indicated. The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Similar information is provided as of September 30, 2001. Average balances are derived from daily average balances.

                                                                              Year ended September 30,
                                             ---------------------------------------------------------------------------------------
                         September 30, 2001               2001                         2000                        1999
                         ------------------  ----------------------------  ---------------------------  ----------------------------
                                                                 Average                       Average                      Average
                                              Average             Yield/   Average             Yield/    Average             Yield/
                            Balance   Rate    Balance   Interest   Cost    Balance   Interest  Cost      Balance  Interest    Cost
                            -------   ----    -------   --------   ----    -------   --------  ----      -------  --------    ----
                                                               (Dollars in thousands)
Interest-earning assets:
Mortgage                  $ 322,569   7.42%  $ 322,388  $ 24,544   7.61%  $ 305,854  $ 22,686    7.42% $ 270,939  $ 20,442    7.54%
Consumer                     86,199   8.53      82,966     7,233   8.72      78,438     6,487    8.27     64,025     5,340    8.34
Commercial                   69,039   7.72      58,215     4,894   8.41      39,117     3,297    8.43     33,549     2,700    8.05
                          ---------          ---------   -------          ---------   -------          ---------   -------
     Total loans (1)        477,807   7.66     463,569    36,671   7.91     423,409    32,470    7.67    368,513    28,482    7.73
Securities and
  other (2) (6)             151,791   6.57     121,925     8,552   7.01     102,800     7,592    7.39     71,557     4,314    6.03
                          ---------          ---------   -------          ---------   -------          ---------   -------
     Total interest-
       earning assets       629,598   7.40     585,494    45,223   7.72     526,209    40,062    7.61    440,070    32,796    7.45
                                                         -------                      -------                      -------
Noninterest-earning
  assets                     30,771             26,915                       19,890                       11,606
                          ---------          ---------                    ---------                    ---------
     Total assets         $ 660,369          $ 612,409                    $ 546,099                    $ 451,676
                          =========          =========                    =========                    =========

Interest-bearing
  liabilities:
Checking accounts         $  34,705   1.67   $  32,937       590   1.79   $  31,416       576    1.83  $  27,193       486    1.79
Savings accounts             27,547   1.51      27,940       486   1.74      31,012       581    1.87     36,469       612    1.68
Money market accounts        33,768   3.19      28,766     1,205   4.19      25,008     1,068    4.27     20,740       796    3.84
Certificate accounts        283,211   5.64     263,512    15,519   5.89     245,754    13,519    5.50    245,915    12,833    5.22
                          ---------          ---------   -------          ---------   -------          ---------   -------
     Total deposits         379,231   4.76     353,155    17,800   5.04     333,190    15,744    4.73    330,317    14,727    4.46
FHLB advances and other
  borrowings                160,548   5.20     142,536     8,018   5.63     132,054     7,831    5.93     49,884     2,401    4.81
                          ---------          ---------   -------          ---------   -------          ---------   -------
     Total interest-
       bearing
       liabilities          539,779   4.89     495,691    25,818   5.21     465,244    23,575    5.07    380,201    17,128    4.50
                                                                                      -------                      -------
Noninterest-
  bearing
  liabilities (3)(7)         26,776             29,960        77             21,094                       22,491
                          ---------          ---------   -------          ---------                    ---------
     Total liabilities      566,555            525,651    25,895            486,338                      402,692
Stockholders' equity         93,814             86,758                       59,761                       48,984
                          ---------          ---------                    ---------                    ---------
   Total liabilities and
     stockholders' equity $ 660,369          $ 612,409                    $ 546,099                    $ 451,676
                          =========          =========                    =========                    =========

Net interest income (6)                                  $19,328                     $ 16,487                     $ 15,668
                                                         =======                     ========                     ========

Interest rate spread (4)              2.51%                        2.51%                         2.54%                        2.95%
                                      ====                         ====                          ====                         ====

Net margin on interest-
  earning assets (5)                  3.20%                        3.30%                         3.13%                        3.56%
                                      ====                         ====                          ====                         ====

Average interest-earning
  assets to average
  interest-bearing
  liabilities                          117%                         118%                         113%                          116%
                                      ====                         ====                          ====                         ====


--------------------
(1)  Average balances include non-accrual loans.
(2) Securities includes both securities that are available for sale and held to maturity. Includes interest-bearing deposits in other financial institutions and FHLB stock.
(3)  Includes noninterest-bearing checking accounts.
(4) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net margin on interest-earning assets represents net interest income as a percentage of average interest-earning assets.
(6) Interest income and net interest income do not agree to the consolidated statement of earnings because the tax equivalent income (based on effective tax rate of 34%) on municipal bonds is included in this schedule.
(7) Interest includes interest expense on $80.9 million of funds received from the public stock offering.

Rate/Volume Analysis. The relationship between the volume and rates of the Company's interest-earning assets and interest-bearing liabilities affects the Company's net interest income. The following table reflects the sensitivity of the Company's interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (changes in rate multiplied by old volume); and (3) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.

                                          Year Ended September 30,        Year Ended September 30,
                                       -----------------------------    -----------------------------
                                              2001 vs. 2000                    2000 vs. 1999
                                       -----------------------------    -----------------------------
                                        Increase (Decrease) Due to       Increase (Decrease) Due to
                                       -----------------------------    -----------------------------
                                        Volume      Rate        Net      Volume      Rate        Net
                                       -------    -------    -------    -------    -------    -------
                                                           (Dollars in thousands)
Interest income:
Loans...............................   $ 3,153    $ 1,048    $ 4,201    $ 4,208    $  (220)   $ 3,988
Securities and other ...............     1,315       (355)       960      2,163      1,115      3,278
                                       -------    -------    -------    -------    -------    -------
     Total interest income .........   $ 4,468    $   693    $ 5,161    $ 6,371    $   895    $ 7,266
                                       =======    =======    =======    =======    =======    =======

Interest expense:
Checking accounts ..................   $    27    $   (13)   $    14    $    77    $    13    $    90
Savings accounts ...................       (55)       (40)       (95)      (140)       109        (31)
Money market accounts ..............       157        (20)       137        176         96        272
Certificates of deposit ............     1,011        989      2,000         (8)       694        686
FHLB advances and other borrowings..       567       (303)       264      4,760        670      5,430
                                       -------    -------    -------    -------    -------    -------
     Total interest expense ........   $ 1,707    $   613    $ 2,320    $ 4,865    $ 1,582    $ 6,447
                                       =======    =======    =======    =======    =======    =======
Change in net interest income ......   $ 2,761    $    80    $ 2,841    $ 1,506    $  (687)   $   819
                                       =======    =======    =======    =======    =======    =======

Comparison of Operating Results for the Years Ended September 30, 2001 and September 30, 2000

Net Income. Net income for the year ended September 30, 2001 increased $1.2 million, or 30.9% to $5.0 million, compared to $3.8 million for the same period in 2000. Net income for the year ended September 30, 2001 benefited from the deployment of $30.6 million in new capital received from stock issued in December 2000.

> Net interest income increased $2.7 million, or 16.5%, for the year ended September 30, 2001 compared to the same period in 2000. This increase resulted primarily from interest income increasing $5.0 million, offset by an increase in interest expense of $2.3 million,
> Noninterest income increased by $630,000 from 2000 to 2001 due mainly to increase in cash surrender value on the bank owned life insurance product and gains on sale of mortgage loans, and
> Noninterest expenses increased $2.0 million to $13.8 million for the year ended September 30, 2001 from $11.8 million for the year ended September 30, 2000, due to an accumulation of several expense categories, as discussed below.

Interest Income. The following discussion highlights the major factors that impacted the changes in interest income during the year ended September 30, 2001 when compared to the prior year. Details are contained in the table at page 11.

> Loan growth reflected strong commercial loan demand over the past year. While the Company's major emphasis was on commercial and consumer loan origination efforts, mortgage originations remained strong throughout 2001.
> The yield on loans increased due to the emphasis placed on commercial and consumer loans in our market areas. New mortgage loan rates decreased throughout the latter half of 2001. Although new mortgage loan rates decreased throughout most of the year, about 54% of the Company's new originations were construction loans that were not fully disbursed during the year. The result of the timing on the construction loan disbursements kept the yields on mortgage loans from decreasing in relation to the overall decrease in mortgage loan pricing.
> The average balances in the securities portfolio grew 5.2% primarily due to the Company's strategy to leverage capital that was raised in the stock offering.
> The yield in the securities portfolio decreased as a result of a steady decrease in market interest rates throughout fiscal 2001. In addition, securities growth followed a strategy that saw securities purchased that had slightly shorter average lives.


Interest Expense. The following discussion highlights the major factors that impacted the changes in interest expense during the year ended September 30, 2001 when compared to the prior year. Detailed changes are contained in the table at page 11.

> Deposits grew 6.0% because the Company pursued a slightly aggressive pricing strategy as interest rates fell and the equity markets experienced significant volatility.
> FHLB advances grew because the Company considers the advances to be a cost-effective funding alternative. Although the costs of the advances exceed the cost of certificate accounts, funding asset growth through certificate accounts was deemed to be more expensive than wholesale funding. In addition, FHLB advances provide a funding vehicle to assist the Company in extending the duration of its liabilities.
> The reduction in cost of funds related to the FHLB advances is reflective of the drop in interest rates over the past year. The reduction in the cost of the advances was not as significant as the overall drop in interest rates because of certain higher rate convertible advances taken in fiscal 2000 that have extended liability duration as rates have dropped.

Provision for Loan Losses. The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management's best estimates of the losses inherent in the portfolio, based on historical experience, volume and type of lending conducted by the Company, industry standards, the level and status of past due and nonperforming loans, the general economic conditions in the Company's lending area and other factors affecting the collectibility of the loans in its portfolio. For the year ended September 30, 2001, the provision for loan losses was $615,000 compared to $630,000 for fiscal 2000. The allowance for loan losses at September 30, 2001 increased $331,000 from September 30, 2000. Our non-performing loans increased $198,000 for the period, classified assets increased $2.0 million and our commercial and consumer loans increased in the aggregate of approximately $22.5 million from September 30, 2000. Such increases in classified loans and commercial and consumer loans precipitated the increase in the provision for loan losses. The allowance for loan loss is maintained at a level that represents management's best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses which may be realized in the future and that additional provisions for losses will not be required.

Noninterest Income. Noninterest income increased by $630,000 to $2.7 million for the year ended September 30, 2001. The major components of the increase was due to the following:

> Gains of $228,000 recognized on the sale of $13.9 million in long term fixed-rate mortgage loans.
>    Increase of $331,000 in cash surrender value of bank-owned life insurance.
>    Increase of $60,000 in checking and savings account service fees.
>    Increase of $64,000 in income from increased debit card and ATM usage.


Noninterest Expenses. Noninterest expenses increased by $2.0 million to $13.8 million for the year ended September 30, 2001 from $11.8 million for the year ended September 30, 2000. The major components of the increase was due to the following:

>    Compensation and employee benefits increased $1.4 million due primarily to:
     o    an approximate 10% increase in staffing;
     o    annual salary adjustments;
     o    increased health insurance claims during the year;
     o increased expenses related to the ESOP due to the increase in the Company's stock price.

>    Occupancy and equipment costs of $410,000, due primarily to:
     o    new customer delivery software, including an internet banking package;
     o    the opening of two new branch office locations;
     o    remodeling costs at the main office.

>    Other expenses increased by $303,000 primarily due to the following:
     o    increased   telephone   expense  due  to   enhanced   data  and  voice
          communications;
     o    increase in ATM and debit card usage;
     o increased check clearing charges due to increased volume of items processed;

> Offsetting the increase in noninterest expenses was a $116,000 decrease in marketing expense due to:
     o a bidding process instituted for vendors in order to better control costs;
     o emphasis on community support programs versus media advertising, providing greater exposure within the communities we serve.

Comparison of Operating Results for the Years Ended September 30, 2000 and September 30, 1999

Net Income. Net income for the year ended September 30, 2000 increased 18.0% to $3.8 million, compared to $3.3 million for the same period in 1999. Net income for the year ended September 30, 2000 benefited from the deployment of $23.5 million in new capital received from stock issued in April 1999.

> Net interest income increased $745,000, or 4.8%, for the year ended September 30, 2000 compared to the same period in 1999. This increase resulted primarily from interest income increasing $7.2 million, offset by an increase in interest expense of $6.4 million,
> Noninterest income increased by $641,000 from 1999 to 2000 due mainly to increase in cash surrender value on the bank owned life insurance product and an increase in fees from consumer related products, and
> Noninterest expenses increased to $11.8 million for the year ended September 30, 2000 from $11.4 million for the year ended September 30, 1999, due to an accumulation of several expense categories, as discussed below.

Interest Income. The following discussion highlights the major factors that impacted the changes in interest income during the year ended September 30, 2000 when compared to the prior year. Details are contained in the table at page 11.

> Loan growth reflects strong loan demand over the past year and the Company's increased emphasis on loan origination efforts.
> The yield on loans decreased slightly due to the competitive pricing for commercial and consumer loans in our market areas. Although new mortgage loan rates increased throughout most of the year, about 50% of the Company's new originations were construction loans that were not fully disbursed during the year. In addition, construction loans that were originated in 1999 when mortgage loan rates were lower were funded during 2000. The result of the timing on the construction loan disbursements kept the yields on mortgage loans from increasing in relation to the overall increase in mortgage loan pricing.
> The average balances in the investment securities portfolio grew 44% primarily due to the Company's strategy to leverage capital that was raised in the stock offering.
> The higher yield in the investment portfolio resulted from the leveraging strategy in the latter part of fiscal 1999 and throughout fiscal 2000 when rates had risen significantly over the prior year. In addition, the investment growth occurred in securities that had slightly longer average lives with higher yields.


Interest Expense. The following discussion highlights the major factors that impacted the changes in Interest Expense during the year ended September 30, 2000 when compared to the prior year. Detailed changes are contained in the table at page 11.

>    Deposits  remained  fairly level  primarily by  maintaining a  conservative deposit pricing strategy, utilizing more cost effective funding alternatives that are available for the terms the Company has considered appropriate to fit its interest rate management strategies. This strategy was offset however, by special promotions to increase certificate accounts. The growth in checking account average balances has helped offset the slight decline in certificate accounts.
> FHLB advances grew because the Company considered the advances to be a more cost-effective funding alternative during the course of the year. Although the costs of the advances exceed the cost of certificate accounts, funding asset growth through certificate accounts was deemed to be more expensive than wholesale funding.
> The higher cost of funds related to the FHLB advances is reflective of the significant rise in interest rates over the past year.

Provision for Loan Losses. The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management's best estimates of the losses inherent in the portfolio, based on historical experience, volume and type of lending conducted by the Company, industry standards, the level and status of past due and nonperforming loans, the general economic conditions in the Company's lending area and other factors affecting the collectibility of the loans in its portfolio. For the year ended September 30, 2000, the provision for loan losses was $630,000 compared to $540,000 for the comparable 1999 period. The allowance for loan losses at September 30, 2000 increased $380,000 from September 30, 1999. Though our non-performing loans decreased $68,000 for the period, our classified assets increased slightly and our commercial and consumer loans increased in the aggregate of approximately $16.7 million from September 30, 1999. Such increases in classified loans and commercial and consumer loans precipitated the increase in the provision for loan losses.

Noninterest Expenses. Noninterest expenses increased by $365,000 to $11.8 million for the year ended September 30, 2000 from $11.4 million for the year ended September 30, 1999. The major components of the increase was due to the following:

> Compensation and employee benefits increased $505,000 due primarily to an approximate 5% increase in staffing and annual salary adjustments and $180,000 in expenses relating to the restricted stock plan.

>    Other expenses increased by $202,000 primarily due to the following:
     o    certain Year 2000 costs totaling $50,000;
     o direct costs related to stockholder meetings, communications, legal matters and new financial reporting requirements as a public company totalling $45,000;
     o increased effort on charging off uncollected fees and overdrawn accounts totalling $90,000;
     o accelerated vesting of restricted stock due to the death of a director totalling $35,000.

>    Offsetting the increase in noninterest expenses was a decrease of:
     o occupancy and equipment costs of $126,000 primarily due to the elimination of franchise taxes previously accrued in property taxes; and
     o federal insurance premiums of $111,000 due to the decrease in premium rates by the FDIC on January 1, 2000.


Impact of Inflation and Changing Prices

The consolidated financial statements and accompanying notes presented elsewhere in this prospectus have been prepared in accordance with generally accepted accounting principles which generally requires the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or, to the same extent, as prices of goods and services.

                    FLORIDAFIRST BANCORP, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS


                            For the Three Years Ended

                               SEPTEMBER 30, 2001

                    FLORIDAFIRST BANCORP, INC. and SUBSIDIARY
                 Consolidated Statements of Financial Condition
                      (In thousands, except share amounts)

                                                                           At September 30,
                                                                        ----------------------
ASSETS                                                                     2001         2000
                                                                        ---------    ---------
Cash and due from banks                                                 $   7,439    $   6,189
Interest-bearing deposits                                                  14,237          545
                                                                        ---------    ---------
            Total cash and cash equivalents                                21,676        6,734

Securities available for sale, at fair value                              129,534       96,661
Securities held to maturity, market value of $9,391                            --        9,687
Loans, net of allowance for loan losses of $3,652 and $3,321              474,155      440,386
Premises and equipment, net                                                10,944        8,935
Federal Home Loan Bank stock, at cost                                       7,670        7,925
Cash surrender value of bank-owned life insurance                          10,795        5,232
Other assets                                                                5,595        6,620
                                                                        ---------    ---------
            TOTAL ASSETS                                                $ 660,369    $ 582,180
                                                                        =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
    Deposits                                                            $ 399,537    $ 354,554
    Federal Home Loan Bank advances                                       149,500      158,000
    Other borrowings                                                       11,048        2,937
    Other liabilities                                                       6,470        5,608
                                                                        ---------    ---------
            Total liabilities                                             566,555      521,099
                                                                        ---------    ---------

Commitments and contingencies (Notes 4, 5, 14 and 15)                          --           --

Stockholders' equity:
    Preferred stock, $ .10 par value,
         20,000,000 shares authorized, none issued or outstanding              --           --
    Common stock, $ .10 par value,
         80,000,000 shares authorized, 5,521,850 and 5,937,542 issued         552          575
    Additional paid-in capital                                             52,059       25,085
    Retained earnings                                                      46,616       42,506
    Treasury stock, at cost, 35,000 and 418,597 shares                       (481)      (3,606)
    Unallocated shares held by the employee stock ownership plan           (5,410)      (1,838)
    Unallocated shares held by the restricted stock plan                     (986)        (410)
    Accumulated other comprehensive income (loss)                           1,464       (1,231)
                                                                        ---------    ---------
            Total stockholders' equity                                     93,814       61,081
                                                                        ---------    ---------
            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $ 660,369    $ 582,180
                                                                        =========    =========

See notes to consolidated financial statements.

                    FLORIDAFIRST BANCORP, INC. and SUBSIDIARY
                       Consolidated Statements of Earnings
                    (In thousands, except per share amounts)

                                                                               Year ended September 30,
                                                                             ------------------------------
                                                                               2001       2000       1999
                                                                             --------   --------   --------
Interest and dividend income:
    Loans                                                                    $ 36,671   $ 32,470   $ 28,482
    Securities                                                                  7,526      6,837      3,671
    Other                                                                         649        533        495
                                                                             --------   --------   --------
            Total interest and dividend income                                 44,846     39,840     32,648
                                                                             --------   --------   --------
Interest expense:
    Deposits                                                                   17,800     15,744     14,727
    Federal Home Loan Bank advances and other borrowings                        8,095      7,831      2,401
                                                                             --------   --------   --------
            Total interest expense                                             25,895     23,575     17,128
                                                                             --------   --------   --------
            Net interest income                                                18,951     16,265     15,520

Provision for loan losses                                                         615        630        540
                                                                             --------   --------   --------
            Net interest income after provision for loan losses                18,336     15,635     14,980
                                                                             --------   --------   --------
Noninterest income:
    Fees and service charges                                                    1,264      1,147        991
    Gain (loss) on sale of loans and securities                                   232         16        (22)
    Increase in cash surrender value of bank-owned life insurance                 563        232       --
    Other, net                                                                    685        719        504
                                                                             --------   --------   --------
            Total noninterest income                                            2,744      2,114      1,473
                                                                             --------   --------   --------
Noninterest expenses:
    Compensation and employee benefits                                          7,689      6,325      5,820
    Occupancy and equipment costs                                               2,165      1,755      1,881
    Marketing                                                                     336        452        534
    Data processing costs                                                         500        498        521
    Other                                                                       3,086      2,783      2,692
                                                                             --------   --------   --------
            Total noninterest expenses                                         13,776     11,813     11,448
                                                                             --------   --------   --------
Income before income taxes                                                      7,304      5,936      5,005
Income taxes                                                                    2,273      2,094      1,748
                                                                             --------   --------   --------
NET INCOME                                                                   $  5,031   $  3,842   $  3,257
                                                                             ========   ========   ========

Basic earnings per share (1) (2)                                             $   0.95   $   0.71   $   0.33
                                                                             ========   ========   ========
Diluted earnings per share (1) (2)                                           $   0.93   $   0.70   $   0.33
                                                                             ========   ========   ========
Weighted-average common and common equivalents shares outstanding: (1) (2)
    Basic                                                                       5,293      5,424      5,727
                                                                             ========   ========   ========
    Diluted                                                                     5,429      5,516      5,727
                                                                             ========   ========   ========

(1) FloridaFirst converted from a mutual holding company to a full stock company on December 21, 2000.

(2) FloridaFirst converted to a stock company on April 6, 1999. Earnings per share and weighted average shares outstanding for 1999 represent the six months ended September 30, 1999 (period subsequent to the conversion.)

See notes to consolidated financial statements.

                    FLORIDAFIRST BANCORP, INC. and SUBSIDIARY
    Consolidated Statements of Stockholders' Equity and Comprehensive Income
                      (In thousands, except per share data)

                                                                              Accumu-
                                                                              lated
                                                                              other
                                                                              compre-                                      Total
                                 Number         Additional                    hensive   Compre-  Unallocated  Unallocated  stock-
                                   of    Common  paid-in   Retained Treasury  income    hensive  shares held  shares held  holders'
                                 shares  stock   capital   earnings  Stock    (loss)    income   by the ESOP    by RSP     equity
                                -------- ------ ---------- -------- --------  ----------------  ------------  ----------- ----------
Balance at September 30, 1998                             $ 35,887            $   220                                       $36,107
Stock issuance, net
  of issuance costs of $1,239     5,753  $ 575   $ 25,124                                         $ (2,163)                  23,536
Comprehensive income:
    Net income                                               3,257                      $ 3,257                               3,257
    Change in unrealized loss
      on securities available
      for sale, net                                                            (1,456)   (1,456)                             (1,456)
                                                                                        -------
Total comprehensive income                                                              $ 1,801
                                                                                        =======
Dividends ($ .04 per share)                                   (107)                                                            (107)
                                -------- -----   -------- --------            -------              -------       ------     -------
Balance at September 30, 1999     5,753    575     25,124   39,037             (1,236)              (2,163)                  61,337
Shares repurchased, at cost                                         $(3,606)                                                 (3,606)
Fair value of ESOP shares
  allocated                                           (39)                                             325                      286
Shares acquired for RSP,
  at cost                                                                                                        $ (410)       (410)
Comprehensive income:
    Net income                                               3,842                      $ 3,842                               3,842
    Change in unrealized gain
      (loss) on securities
      available for sale, net                                                       5         5                                   5
                                                                                        -------
Total comprehensive income                                                              $ 3,847
                                                                                        =======
Dividends ($ .16 per share)                                   (373)                                                            (373)
                                -------- -----   -------- --------  -------   -------              -------       ------     -------
Balance at September 30, 2000     5,753    575     25,085   42,506   (3,606)   (1,231)              (1,838)        (410)     61,081
Stock issuance, net of
  issuance costs of $1,007        3,148    315     30,245                                                                    30,560
Convert common and retire
  treasury stock                 (3,381)  (338)    (3,268)            3,606                                                       -
Proceeds from exercise of
  stock options                       2                18                                                                        18
Shares repurchased, at cost         (35)                               (481)                                                   (481)
Fair value of ESOP and RSP
  shares allocated                                    (21)                                             325          157         461
Shares acquired for ESOP
  and RSP, at cost                                                                                  (3,897)        (733)     (4,630)
Comprehensive income:
    Net income                                               5,031                      $ 5,031                               5,031
    Change in unrealized gain
      (loss) on securities
      available for sale, net                                                   2,695     2,695                               2,695
                                                                                        -------
Total comprehensive income                                                              $ 7,726
                                                                                        =======
Dividends ($ .19 per share)                                   (921)                                                            (921)
                                -------- -----   -------- --------  -------   -------              -------       ------     -------
Balance at September 30, 2001     5,487  $ 552   $ 52,059 $ 46,616  $  (481)  $ 1,464              $(5,410)      $ (986)    $93,814
                                ======== =====   ======== ========  =======   =======              =======       ======     =======

See notes to consolidated financial statements.

                    FLORIDAFIRST BANCORP, INC. and SUBSIDIARY
                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)

                                                                                    Year ended September 30,
                                                                                --------------------------------
                                                                                  2001        2000        1999
                                                                                --------    --------    --------
Cash flows from operating activities:
    Net income                                                                  $  5,031    $  3,842    $  3,257
    Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
       Provision for loan losses                                                     615         630         540
       Deferred income tax benefit                                                  (183)       (187)        (39)
       Depreciation                                                                  995         700         759
       (Gain) loss on sale of securities available for sale                          (35)         (5)         22
       Loss of sale of securities held to maturity                                    12          --          --
       Originations of loans held for sale                                       (14,989)         --          --
       Gain on sale of loans held for sale                                          (209)        (14)         --
       Proceeds from sale of loans held for sale                                  15,258          --          --
       Allocation of shares held by ESOP and RSP                                     461         286          --
       Increase in cash surrender value of life insurance policies                  (563)       (232)         --
       Increase in accrued interest receivable                                      (281)       (962)       (366)
       Decrease in other assets                                                      205         210          95
       Increase (decrease) in other liabilities                                      862         104        (338)
                                                                                --------    --------    --------
                   Net cash provided by operating activities                       7,179       4,372       3,930
                                                                                --------    --------    --------
Cash flows from investing activities:
    Proceeds from calls, maturities, sales and
      repayments of securities available for sale                                 36,879      16,353      24,069
    Proceeds from calls, maturities, sales and
      repayments of securities held to maturity                                    9,675       3,037       6,012
    Net increase in loans                                                        (34,742)    (42,813)    (59,782)
    Purchases of securities available for sale                                   (65,440)    (44,845)    (52,358)
    Purchase of bank owned life insurance                                         (5,000)     (5,000)         --
    Net redemption (purchase) of FHLB stock                                          255      (3,450)     (1,611)
    Purchases of premises and equipment                                           (3,408)     (2,843)       (883)
    Proceeds on sale of premises and equipment                                       404          26         520
                                                                                --------    --------    --------
                   Net cash used in investing activities                         (61,377)    (79,535)    (84,033)
                                                                                --------    --------    --------
Cash flows from financing activities:
    Net increase (decrease) in deposits                                           44,983      15,330     (12,956)
    Net increase (decrease) in FHLB advances                                      (8,500)     70,400      66,600
    Net increase (decrease) in other borrowings                                    8,111      (1,935)      4,874
    Payments to acquire treasury stock                                              (481)     (3,606)         --
    Payments to acquire shares held by the ESOP                                   (3,897)         --          --
    Payments to acquire shares held by the RSP                                      (733)       (410)         --
    Net proceeds received from issuance of common stock                           30,578          --      23,536
    Dividends paid                                                                  (921)       (480)         --
                                                                                --------    --------    --------
                   Net cash provided by financing activities                      69,140      79,299      82,054
                                                                                --------    --------    --------
                   Net increase in cash and cash equivalents                      14,942       4,136       1,951
Cash and cash equivalents at beginning of year                                     6,734       2,598         647
                                                                                --------    --------    --------
Cash and cash equivalents at end of year                                        $ 21,676    $  6,734    $  2,598
                                                                                ========    ========    ========

Supplemental disclosure of cash flow information -
    Cash paid during the year for:
       Interest                                                                 $ 25,948    $ 22,966    $ 15,963
                                                                                ========    ========    ========
       Taxes                                                                    $  2,374    $  2,099    $  1,406
                                                                                ========    ========    ========

Supplemental disclosure of non-cash information:
    Additions to real estate acquired through foreclosure                       $    298    $    221    $     76
                                                                                ========    ========    ========
    Transfer loans to loans held for sale                                       $  1,253          --          --
                                                                                ========
    Change in unrealized gain (loss) on securities available for sale,
       net of deferred taxes (benefit) of $1,582, $3 and $(852), respectively   $  2,695    $      5    $ (1,456)
                                                                                ========    ========    ========
    Dividends declared                                                                --          --    $    107
                                                                                                        ========


See notes to consolidated financial statements.

                    FLORIDAFIRST BANCORP, INC. and SUBSIDIARY
                   Notes to Consolidated Financial Statements

September 30, 2001 and 2000 and each of the years in the three-year period ended September 30, 2001

(1)    General, Reorganization and Summary of Significant Accounting Policies

       General. FloridaFirst Bancorp, Inc. (the "Company") is the parent of and conducts its business principally through the FloridaFirst Bank (the "Bank"). The Bank, a federally-chartered savings bank headquartered in Lakeland, Florida, is a community-oriented savings institution that delivers retail and commercial banking services through eleven full service locations. Principal sources of income are derived through interest earned on loans and investments. The primary sources of funds are customer deposits and Federal Home Loan Bank advances. The Bank is subject to various regulations governing savings institutions and is subject to periodic examination by its primary regulator, the OTS.

       Reorganization. On April 6, 1999, the Bank reorganized from a mutual savings association into a mutual holding company named FloridaFirst Bancorp MHC ("MHC") and formed FloridaFirst Bancorp (the "Bancorp"), a middle-tier holding company, whereby the Bank became a wholly-owned subsidiary of the Bancorp (the "Reorganization"). In connection with the Reorganization, the Bancorp sold 2,703,851 shares of its Common Stock to the public and the remaining 3,049,024 shares were held by MHC. On December 21, 2000, the Company completed its stock offering in connection with the conversion and reorganization of the Bank and its holding company, the Bancorp, from the mutual holding company form of organization to a full stock company (the "Conversion"). As part of the conversion and reorganization, the shares formerly held by MHC were cancelled, the Company sold 3,147,952 new shares to the public and the shares held by stockholders of the Bancorp were exchanged for 2,372,048 shares of the Company.

       At the time of the Conversion, the Bank established a liquidation account in an amount equal to its equity as reflected in the statement of financial condition used in the final Conversion prospectus. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their accounts at the Bank after the Conversion. The liquidation account will be reduced annually, to the extent that eligible and supplemental eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases in balances will not restore an eligible or supplemental eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible and supplemental eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

       Subsequent to the Conversion, the Bank may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

       Principles of Consolidation. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of the Company and the Bank. All intercompany transactions and balances have been eliminated in consolidation.

       Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. The major estimate by management that is critical to the consolidated financial statements is the appropriate level of allowance for loan losses which can be significantly impacted by future industry, market and economic trends and conditions. Actual results could differ from these estimates. Regulatory agencies, as a part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize changes in the allowance based on their judgements of information available to them at the time of their examination.

       Cash and Cash Equivalents. For financial statement purposes, the Company considers cash, due from banks and interest-bearing accounts with original maturities of three months or less in other financial institutions to be cash and cash equivalents.

       Securities. Securities available for sale are stated at fair value. Unrealized gains and losses on securities available for sale, net of taxes, are included in accumulated other comprehensive income or loss in the consolidated statements of financial condition until these gains or losses are realized. Securities available for sale that experience a decline in fair value that is other than temporary are written down to fair value and the resultant losses are reflected in the consolidated statements of earnings. Gains and losses on the sale of securities available for sale are recorded on the trade date and determined using the specific identification method.

       Securities held to maturity are securities that management has the intent, and the Company has the ability at the time of purchase, to hold until maturity. Securities in this category are carried at amortized cost adjusted for accretion of discounts and amortization of premiums using the level-yield method over the estimated life of the securities. If a security has a decline in fair value below its amortized cost that is other than temporary, then the security will be written down to its new cost basis by recording a loss in the consolidated statements of earnings.

       Capital stock in the Federal Home Loan Bank of Atlanta ("FHLB") is held in accordance with certain requirements of the FHLB. The Company's investment is carried at cost and serves as collateral for FHLB advances.

       Loans Held For Sale. Loans originated and held for sale by the Company are carried at the lower of cost or market using the specific identification method. Gains and losses on the sale of such loans are recognized using the specific identification method. The Company held $1.2 million and $-0- of loans held for sale at September 30, 2001and September 30, 2000, respectively.

       Mortgage Loan Interest Income. The Company provides an allowance for uncollected interest generally on all accrued interest related to loans 90 days or more delinquent. This allowance is netted against accrued interest receivable for financial statement disclosure. Such interest, if ultimately collected, is credited to income in the period of recovery.

       Loan Fees. Loan origination and commitment fees and certain related costs are deferred and amortized over the contractual maturities, adjusted for anticipated prepayments, as an adjustment to yield using the level-yield method. For loans on non-accrual, such amortization ceases.

       Loans and Provisions for Losses. Loans are stated at unpaid principal balances, less loans in process and an allowance for loan losses.

       The Company follows a consistent procedural discipline and accounts for loan loss contingencies in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, Accounting for Contingencies, and accounts for impaired loans in conformity with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure. The following is a description of how each portion of the allowance for loan losses is determined.

       The Company segregates the loan portfolio for loan loss purposes into the following broad segments: commercial real estate, residential real estate, and consumer. The Company provides for an allowance for losses in the portfolio by the above categories, which consists of two components: general loss percentages and specific loss analysis.

       General loss percentages are calculated based upon historical analyses. A portion of the allowance is calculated for inherent losses which management believes exist as of the evaluation date even though they might not have been identified by the more objective processes used. This is due to the risk of error and/or inherent imprecision in the process. This portion of the allowance is particularly subjective and requires judgments based on qualitative factors which do not lend themselves to exact mathematical calculations such as: trends in delinquencies and nonaccruals; migration trends in the portfolio; trends in volume, terms, and portfolio mix; new credit products and/or changes in the geographic distribution of those products; changes in lending policies and procedures; loan review reports on the efficacy of the risk identification process; changes in the outlook for local, regional and national economic conditions; concentrations of credit; and peer group comparison.

       Allowances are also provided in the event that the specific collateral analysis on a loan indicates that the estimated loss upon liquidation of collateral would be in excess of the general percentage allocation. The provision for loan losses is debited or credited in order to state the allowance for loan losses to the required level as determined above.

       The Company considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. When a loan is impaired, the Company may measure impairment based on (a) the present value of the expected future cash flows of the impaired loan discounted at the loan's original effective interest rate; (b) the observable market price of the impaired loan; or (c) the fair value of the collateral of a collateral-dependent loan. The Company selects the measurement method on a loan-by-loan basis, except for collateral-dependent loans for which foreclosure is probable must be measured at the fair value of the collateral. In a troubled debt restructuring involving a restructured loan, the Company measures impairment by discounting the total expected future cash flows at the loan's original effective rate of interest.

       Premises and Equipment. Depreciation of premises and equipment is accumulated using the straight-line method over the estimated useful lives of the related assets. Estimated lives are 10 to 50 years for buildings and leasehold improvements, and 3 to 10 years for furniture, fixtures and equipment.

       Maintenance and repairs are charged to expense when incurred. Expenditures for renewals and betterments generally are capitalized. The costs and accumulated depreciation relating to office properties and equipment retired or otherwise disposed of are eliminated from the accounts, and any resulting gains and losses are reflected in the consolidated statements of earnings.

       Foreclosed Assets. Assets acquired through foreclosure or deed in lieu of foreclosure are recorded at the lower of cost (principal balance of the former mortgage loan) or estimated fair value, less estimated selling expenses. The carrying value of real estate owned properties was $57,000 and $113,000 at September 30, 2001 and 2000 and is included in Other Assets in the consolidated statements of financial condition. The Company reported net income (costs) related to real estate owned activities of $15,000, $6,000 and $(10,000) in operations in fiscal years ended September 30, 2001, 2000 and 1999, respectively.

       Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over financial assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

       Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that include the enactment date.

       Financial Instruments With Off-Balance Sheet Risk. In the ordinary course of business, the Company is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit at both fixed and variable rates and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized, if any, in the consolidated statements of financial condition. The Company's exposure to credit loss for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

       Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's credit worthiness on a case-by-case basis.

       Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

       Self-Insurance. The Company is self-insured for employee medical and dental benefits, but has a reinsurance contract to limit the amount of liability for these benefits in any plan year. Benefits are administered through a third party administrator and the related liabilities are reflected in the consolidated financial statements. The Company accrues a liability based on average claims paid over the past three years, historical information and certain assumptions regarding future events.

       The self-insured plan operates on a calendar year basis. For the plan years ended December 31, 2000 and 1999, claims paid, net of amounts received under the reinsurance contract and premiums received from dependent and COBRA coverage, were $379,000 and $441,000, respectively. The plan covers only active employees as defined in the plan.

       Derivative Instruments. The Company does not purchase, sell or enter into derivative financial instruments or derivative commodity instruments as defined by SFAS No. 119, Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments, other than fixed-rate loan commitments.

       Stock Compensation  Plans.  Statement of Financial  Accounting  Standards
       (SFAS) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied (See note 12).

       Earnings Per Share of Common Stock. The Company follows the provisions of SFAS No. 128, "Earnings Per Share". SFAS No. 128 provides accounting and reporting standards for calculating earnings per share. Basic earnings per share of common stock has been computed by dividing the net income for the year by the weighted-average number of shares outstanding. Shares of common stock purchased by the ESOP (see Note 11) are only considered outstanding when the shares are released or committed to be released for allocation to participants. For the years ended September 30, 2001 and 2000, shares released for allocation to participants each month were 2,707 and 1,801. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding including the dilutive effect of stock options (see Note 12) and shares needed to satisfy the requirements of the restricted stock plan, computed using the treasury stock method prescribed by SFAS No. 128. The following table presents the calculation of earnings per share of common stock:


                                                                                         Year Ended September 30,
                                                                              ---------------------------------------------
                                                                                  2001             2000              1999
                                                                                  ----             ----              ----
       Weighted-average shares of common stock issued and
           outstanding before adjustments for ESOP and stock options           5,520,047         5,602,021        5,937,542
       Adjustment to reflect the effect of unallocated ESOP shares              (226,935)         (177,670)        (210,228)
                                                                               ---------         ---------        ---------
       Weighted-average shares for basic earnings per share                    5,293,112         5,424,351        5,727,314
                                                                               =========         =========        =========

       Basic earnings per share                                                   $ .95            $ .71             $ .33
                                                                                  =====            =====             =====

       Weighted-average shares for basic earnings per share                    5,293,112         5,424,351        5,727,314

       Additional  dilutive shares using the average market value for the period utilizing  the  treasury  stock  method  regarding  stock  options and
          outstanding restricted stock shares                                    136,046            92,209                0
                                                                               ---------         ---------        ---------
       Weighted-average common shares and equivalents
          outstanding for diluted earnings per share                           5,429,158         5,516,560        5,727,314
                                                                               =========         =========        =========

       Diluted earnings per share                                                 $ .93             $ .70            $ .33
                                                                                  =====             =====            =====

       Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the statements of financial condition, such items, along with net income are components of comprehensive income. The components of other comprehensive income and related tax effects are as follows (in thousands):

                                                                                     2001       2000        1999
                                                                                     ----       ----        ----
       Unrealized gain (loss) on securities available for sale arising
          during year, net of taxes                                                 $2,710      $   8    $(1,470)
       Less reclassification adjustment for gain (loss) included in
           net income                                                                   23          5        (22)
       Income taxes (benefit)                                                            8          2         (8)
                                                                                    ------      -----    -------
       Reclassification adjustment for gain (loss), net of taxes                        15          3        (14)
                                                                                    ------      -----    -------
       Unrealized gain (loss) on securities available for sale, net of taxes        $2,695      $   5    $(1,456)
                                                                                    ======      =====    =======

       Reclassifications. Certain amounts in the 2000 and 1999 consolidated financial statements have been reclassified to conform to the 2001 presentation.


(2)    Securities Available for Sale

       The amortized cost and estimated fair values of securities available for sale are as follows:


                                                                     Gross             Gross
                                                 Amortized        unrealized         unrealized        Fair
                                                   cost              gains             losses          Value
                                               --------------     ------------      -------------    ---------
                                                                         (In thousands)
          September 30, 2001:
          Obligations of U.S. government
              agencies                           $   8,504          $  346            $     0         $  8,850
          Collateralized mortgage
              obligations                           43,429             653                (37)          44,045
          Mortgage-backed securities                28,644             907                  0           29,551
          Corporate bonds                           29,219             999               (663)          29,555
          Municipal bonds                           17,415             262               (144)          17,533
                                                 ---------          ------            -------         --------
               Total                             $ 127,211          $3,167            $  (844)        $129,534
                                                 =========          ======            =======         ========
          September 30, 2000:
          Obligations of U.S. government
              agencies                           $  19,861                          $    (504)        $ 19,357
          Collateralized mortgage
              obligations                           18,172          $   76               (176)          18,072
          Mortgage-backed securities                29,928              61               (339)          29,650
          Corporate bonds                           20,930             160               (904)          20,186
          Municipal bonds                            9,725             138               (467)           9,396
                                                 ----------         ------          ---------         --------
               Total                             $  98,616          $  435          $  (2,390)        $ 96,661
                                                 =========          =======         =========         ========

       Approximately 88% and 70% of the collateralized mortgage obligations ("CMOs") and mortgage-backed securities ("MBS") as of September 30, 2001 and 2000, respectively, were issues of Ginnie Mae, Fannie Mae or Freddie Mac.

       The maturity distribution for the portfolio of securities available for sale at September 30, 2001 is as follows:

                                                           Amortized      Fair
                                                              cost        Value
                                                           ---------    --------
                                                                (In thousands)
            Due in one year or less                         $    997    $  1,026
            Due after one year through five years             12,925      13,105
            Due after five years through ten years             9,390       9,951
            Due after ten years                               75,255      75,901
                                                            --------    --------
                                                              98,567      99,983

            Mortgage-backed securities                        28,644      29,551
                                                            --------    --------

            Total                                           $127,211    $129,534
                                                            ========    ========

       Proceeds from sales of securities available for sale during the years ended September 30, 2001, 2000 and 1999 were $10.3 million, $5.7 million and $6.0 million, respectively. Gross gains of $51,000 and gross losses of $16,000 were realized on those sales during 2001. Gross gains of $5,000 were realized on those sales during 2000. Gross gains of $8,000 and gross losses of $30,000 were realized on those sales during 1999.

       Securities available for sale with a fair value of $33.3 million and $10.4 million were pledged as collateral to secure public funds, Treasury Investment Program funds and Federal Reserve discount window advances at September 30, 2001 and 2000, respectively.


(3)    Securities Held to Maturity

       The amortized cost and estimated fair values of securities held to maturity are as follows:

                                                             September 30, 2000
                                          -------------------------------------------------
                                                           Gross       Gross
                                            Amortized   unrealized   unrealized      Fair
                                              cost         gains       losses        Value
                                          -----------   ----------   ----------    --------
                                             (In thousands)
          Obligations of U.S. government
              agencies                        $ 1,000          --          --       $ 1,000
          Collateralized mortgage
              obligations                       8,687     $    33     $  (329)        8,391
                                             --------     -------     --------     --------

               Total                          $ 9,687     $    33     $  (329)      $ 9,391
                                              =======     =======     ========      =======

       In August 2001 the entire securities held to maturity portfolio was sold. The decision to sell the entire portfolio was based on a variety of reasons including price compression due to balance decline, a lagging index, which is unpopular in today's falling rate environment, and recently increased values, resulting from the recent falling rate environment. As a result of the sale of the held to maturity portfolio, SEC regulations prohibit further classification of securities as held to maturity for a period of two years.

       Proceeds from sales of securities held to maturity for the years ended September 30, 2001, 2000 and 1999 were $8.6 million, $-0-, and $-0-
       respectively. Gross gains of $34,000 and gross losses of $46,000 were realized on those sales during 2001.

(4)    Loans

       Loans consist of the following:

                                                                   September 30,
                                                               ---------------------
                                                                  2001        2000
                                                               ---------    --------
                                                               (Dollars in thousands)
              Loans secured by first mortgages on real estate:
                 Residential 1-4:
                    Permanent                                  $ 312,309   $ 304,419
                    Construction                                  35,516      27,996
                 Multi-family                                      2,306       3,610
                 Commercial real estate                           56,065      28,176
                 Land                                              8,907      12,886
                                                               ---------   ---------

                    Total first mortgage loans                   415,103     377,087
                                                               ---------   ---------
              Other loans:
                 Consumer loans                                   85,932      81,039
                 Other loans                                       5,061       2,533
                                                               ---------   ---------

                    Total other loans                             90,993      83,572
                                                               ---------   ---------

                    Total loans                                  506,096     460,659

              Allowance for loan losses                           (3,652)     (3,321)
              Loans in process                                   (28,289)    (16,952)
                                                               ---------   ---------

                        Loans, net                             $ 474,155   $ 440,386
                                                               =========   =========

              Weighted-average yield on loans at year end        7.66%      7.83%
                                                                 =====      =====


      The activity in the allowance for loan losses was as follows (in thousands):

              Balance at September 30, 1998           $ 2,564
                   Provision for loan losses              540
                   Charge-offs                           (251)
                   Recoveries                              88
                                                      -------

              Balance at September 30, 1999             2,941
                   Provision for loan losses              630
                   Charge-offs                           (288)
                   Recoveries                              38
                                                      -------

              Balance at September 30, 2000             3,321
                   Provision for loan losses              615
                   Charge-offs                           (386)
                   Recoveries                             102
                                                      -------

              Balance at September 30, 2001           $ 3,652
                                                      =======

       Outstanding mortgage loan commitments, generally with terms of 30 days, were approximately $1.7 million and $672,000 for fixed-rate loans, and $203,000 and $214,000 for variable rate loans at September 30, 2001 and 2000, respectively. There was a $2,000 letter of credit outstanding at September 30, 2001 and September 30, 2000. Furthermore, the Company was servicing approximately $11.2 million, $14.1 million and $16.7 million in loans for the benefit of others in 2001, 2000 and 1999, respectively. The Company holds custodial escrow deposits for these serviced loans totaling approximately $127,000 and $149,000 at September 30, 2001 and 2000, respectively. The range of interest rates on the fixed rate loan commitments as of September 30, 2001 was 6.13% to 8.50%.

       The Company makes loans to certain executive officers and directors and their related interests and associates. These loans were made in the ordinary course of business at prevailing terms and conditions. As of September 30, 2001, these loans amounted to approximately $317,000.

       Impaired loans have been recognized in conformity with SFAS No. 114, as amended by SFAS No. 118. Impaired loans and related information are as follows:

                                                               September 30,
                                                         ---------------------
                                                          2001    2000    1999
                                                          ----    ----    ----
                                                              (In thousands)

       Impaired loans at year end                        $  960  $ 762   $ 830
       Average balance of impaired loans for the year     1,028    454     957
       Allowance for loan losses for impaired loans         192    189     166
       Interest income recognized during the year            14     43      72



(5)    Premises and Equipment

       Premises and equipment consists of the following:

                                                              September 30,
                                                           -------------------
                                                            2001         2000
                                                           -------     -------
                                                             (In thousands)

       Land                                                $ 3,629     $ 2,992
       Buildings and leasehold improvements                  8,167       6,571
       Furniture, fixtures and equipment                     5,205       4,562
       Other projects in progress                              589         905
                                                           -------     -------

       Total                                                17,590      15,030
       Less accumulated depreciation and amortization       (6,646)     (6,095)
                                                           -------     -------

       Premises and equipment, net                         $10,944     $ 8,935
                                                           =======     =======

       The Company conducts a portion of its operations from leased facilities and leases certain equipment under operating leases. As of September 30, 2001, the Company was committed to noncancelable operating leases with annual minimum lease payments approximating $174,000 through September 30, 2009 and approximately $75,000 per year thereafter through fiscal year 2020. Rent expense under all operating leases was approximately $159,000, $106,000 and $136,000 for the years ended September 30, 2001,
       2000 and 1999, respectively.

(6)    Deposits

       Deposits and weighted-average interest rates are as follows:

                                       September 30, 2001     September 30, 2000
                                      ---------------------   ------------------
                                                   Weighted             Weighted
                                                   Average               Average
                                         Amount      Rate       Amount    Rate
                                         ------      ----       ------    ----

                                     (In thousands)        (In thousands)

      Noninterest-bearing checking    $  20,306       --     $  16,292     --
      Interest-bearing checking          34,705      1.67%      31,460    1.86%
      Savings accounts                   27,547      1.51%      29,167    2.08%
      Money-market accounts              33,768      3.19%      24,325    5.10%
      Certificate accounts:
         4.00% - 4.99%                   98,731                 19,999
         5.00% - 5.99%                   73,605                 81,625
         6.00% - 6.99%                  104,345                144,575
         7.00% - 7.99%                    6,530                  7,111
                                      ---------              ---------

            Total certificates          283,211      5.64%      53,310    5.89%
                                      ---------              ---------

            Total deposits            $ 399,537      4.33%   $ 354,554    4.90%
                                      =========              =========

       Certificate accounts in amounts of $100,000 or more totaled approximately $85.7 million and $57.3 million at September 30, 2001 and 2000, respectively. Deposits in excess of $100,000 are not federally insured. The Company had certificate accounts totaling $35.5 million and $17.1 million under the State of Florida public deposits program at September 30, 2001 and September 30, 2000, respectively. Deposits under this program are collateralized with securities with a carrying value of $18.3 million and $9.9 million at September 30, 2001 and 2000, respectively, in accordance with applicable regulations.

       Interest expense on deposits is summarized as follows:

                                                      Year ended September 30,
                                                     ---------------------------
                                                       2001      2000     1999
                                                     -------   -------  -------
                                                           (In thousands)
       Interest on interest-bearing
         checking and money-market accounts          $ 1,795   $ 1,648  $ 1,257
       Interest on savings and certificate accounts   16,086    14,173   13,550
       Less early withdrawal penalties                   (81)      (77)     (80)
                                                     -------   -------  -------
       Total interest expense                        $17,800   $15,744  $14,727
                                                     =======   =======  =======

       Certificate accounts by year of scheduled maturity are as follows:

                                               September 30,
                                         ---------------------------
                     Fiscal Year           2001               2000
                     -----------         --------           --------
                                               (In thousands)
                         2001                  --           $164,802
                         2002            $191,523             62,280
                         2003              54,409             11,477
                         2004              20,012             14,751
                    2005 and after         17,267                 --
                                         --------           --------
                        Total            $283,211           $253,310
                                         ========           ========

(7)    Advances From Federal Home Loan Bank and Other Borrowings

       The Company had $149.5 million and $158.0 million in FHLB advances with weighted-average interest rates of 5.22% and 6.27% at September 30, 2001 and 2000, respectively. The advances as of September 30, 2001 include $94.5 million in convertible advances whereby the FHLB has the option at a predetermined time to convert the fixed interest rate to an adjustable rate tied to LIBOR (London interbank offering rate). The Company then has the option to prepay the advances without penalty if the FHLB converts the interest rate. Should the Company elect to otherwise prepay these borrowings prior to maturity, prepayment penalties may be incurred. Advances from the FHLB are collateralized with a blanket floating lien on qualifying first mortgage loans and all the Company's FHLB stock.

       The Company's borrowings from the FHLB are as follows:

                                               Conversion
                         Year                    Option      Rate       Maturity      Rate
                         ----                  ----------    ----       --------      ----
                                             (In thousands)         (In thousands)
                At September 30, 2001:
                         2002                    $ 56,000    5.86%      $ 40,000      4.54%
                         2003                      15,000    5.29         10,000      5.67
                         2004                       5,000    5.13          5,000      5.72
                         2005                       5,000    6.10         10,000      6.49
                         2006                      13,500    4.94         15,000      5.33
                         2008                          --                 15,000      5.07
                         2009                          --                  5,000      3.15
                         2010                          --                 26,000      6.11
                         2011                          --                 23,500      5.06
                                                 --------               --------
           Total and weighted-average rate       $ 94,500    5.61%      $149,500      5.22%
                                                 ========               ========

               At September 30, 2000:

                         2001                    $ 61,000     5.74%     $ 72,000      6.75%
                         2003                       5,000     5.02         5,000      6.41
                         2004                          --                 15,000      4.91
                         2005                       5,000     6.10        10,000      6.49
                         2008                          --                 15,000      5.07
                         2009                          --                 15,000      6.67
                         2010                          --                 26,000      6.11
                                                 --------               --------
           Total and weighted-average rate       $ 71,000     5.71%     $158,000      6.27%
                                                 ========               ========

       As of September 30, 2001 the Company's $11.0 million in other borrowings are overnight borrowings utilizing the Treasury Investment Program (TIP) bearing interest at 2.50% per annum. These borrowings are collateralized by various types of securities, such as municipal bonds, CMOs and corporate bonds, with a carrying value of $11.0 million at September 30, 2001.

(8)    Income Taxes

       Income taxes consists of the following:

                                               Current   Deferred     Total
                                              --------  ---------    -------
                                                      (In thousands)
        Year ended September 30, 2001:
             Federal                          $ 2,074   $   (156)    $ 1,918
             State                                382        (27)        355
                                              --------  ---------    -------
                                              $ 2,456   $   (183)    $ 2,273
                                              =======   ========     =======

        Year ended September 30, 2000:
             Federal                          $ 1,943   $   (160)    $ 1,783
             State                                338        (27)        311
                                              -------    -------     -------
                                              $ 2,281   $   (187)    $ 2,094
                                              =======   ========     =======
        Year ended September 30, 1999
             Federal                          $ 1,606   $    (33)    $ 1,573
             State                                181         (6)        175
                                              -------   --------     -------

                                              $ 1,787   $    (39)    $ 1,748
                                              =======   ========     =======

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                                            September 30,
                                                                         ------------------
                                                                           2001      2000
                                                                         -------    -------
                                                                           (In thousands)
            Deferred tax assets:
               Allowance for loan losses, net                            $ 1,305    $ 1,252
               Pension asset                                                  --        202
                 Unrealized loss on securities available for sale             --        735
                 Self-insurance reserve                                      132        299
                 Deferred compensation plans                                 354         --
               Other                                                         101         46
                                                                        --------    -------
                    Total deferred tax assets                              1,892      2,534
                                                                        --------    -------
            Deferred tax liabilities:
               FHLB stock                                                  (365)       (432)
               Unrealized gain on securities available for sale            (859)         --
               Depreciation                                                 (53)        (76)
                                                                        -------     -------
                    Total deferred tax liabilities                       (1,277)       (508)
                                                                        -------     -------
                    Net deferred tax assets                             $   615     $ 2,026
                                                                        =======     =======

       Net deferred tax assets are included in other assets in the consolidated statements of financial condition.

       The Company's effective rate on pretax income differs from the statutory Federal income tax rate as follows (dollars in thousands):

                                                                          Year ended September 30,
                                                         -------------------------------------------------------
                                                           2001        %        2000       %       1999      %
                                                           -------   ------    ------    -----    ------   -----

      Tax provision at statutory rate                      $2,483       34%    $2,018      34%    $1,702     34%
      Increase (decrease) in tax
        resulting from:
           Tax-exempt income, net                            (356)      (5)      (148)     (2)       (70)    (1)

           State income taxes, net of Federal income
           tax benefit                                        234        3        205       3        116      2

           Other, net                                         (88)      (1)        19      --         --     --
                                                           ------  -------     ------   -----     ------  -----
      Total                                                $2,273       31%    $2,094      35%    $1,748     35%
                                                           ======  =======     ======   =====     ======  =====

       Until 1997, the Internal Revenue Code (the "Code") allowed the Company a special bad debt deduction for additions to bad debt reserves for tax purposes. Provisions in the Code permitted the Company to determine its bad debt deduction by either the experience method or the percentage of taxable income method. The statutory percentage used to calculate bad debt deductions by the percentage of taxable income method was 8% before such deduction. The experience method was calculated using actual loss experience of the Company.

       The Small Business Job Protection Act of 1996 repealed the percentage of taxable income method of accounting for bad debts for tax years beginning after 1995. The Company switched to the experience method above to compute its bad debt deduction in 1997 and future years. As a result of the change in the Code, the Company is required to recapture into taxable income the portion of its bad debt reserves that exceeds its bad debt reserves calculated under the experience method since 1987; a recapture of approximately $366,000 ratably over six years beginning in 1999.

       Retained earnings at September 30, 2001 includes approximately $5.8 million base year, tax basis bad debt reserve for which no deferred Federal and state income tax liability has been accrued. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $2.2 million at September 30, 2001. Certain events, as defined, will still trigger the recapture of the base year reserve. The base year reserves also remain subject to income tax penalty provisions which, in general, require recapture upon certain stock redemptions or excess distributions to stockholders.


 (9)   Concentration of Credit Risk

       The Company originates real estate, consumer, and commercial loans primarily in its Central Florida market area. Although the Company has a diversified loan portfolio, a substantial portion of its borrowers' ability to honor their contracts depends on the economic conditions of Central Florida. The Company does not have a significant exposure to any individual customer or counterparty.

       The Company manages its credit risk by limiting the total amount of arrangements outstanding with individual customers, by monitoring the size and maturity structure of the loan portfolio, by obtaining collateral based on management's credit assessment of the customers, and by applying a uniform credit process for all credit exposures.

(10)  Regulatory Matters

       The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

       Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of risk-based and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined).

       As of September 30, 2001, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and percentages are as follows:

                                                                                           "Well capitalized"
                                                                      For capital             under prompt
                                                                        adequacy           corrective action
                                                   Actual               purpose                provisions
                                             -------------------  ---------------------  ----------------------
                                             Amount      Ratio       Amount      Ratio       Amount      Ratio
                                             ------      -----       ------      -----       ------      -----
                                                                  (Dollars in thousands)
              September 30, 2001:
                Risk-based capital
                  (to risk-weighted assets) $ 73,029     17.0%      $ 34,432     8.0%       $ 43,040      10.0%

                Tier I capital (to risk-
                  weighted assets)          $ 69,377     16.1%      $ 17,216     4.0%       $ 25,824       6.0%

                Tier I capital
                  (to average assets)       $ 69,377     11.3%      $ 24,496     4.0%       $ 30,620       5.0%

              September 30, 2000:
                Risk-based capital
                  (to risk-weighted assets) $ 56,470     15.5%      $ 29,158     8.0%       $ 36,448      10.0%

                Tier I capital (to risk-
                  weighted assets)          $ 53,149     14.6%      $ 14,579     4.0%       $ 21,869       6.0%

                Tier I capital
                  (to average assets)       $ 53,149      9.7%      $ 21,844     4.0%       $ 27,305       5.0%

       The payment of dividends by the Bank to the Company are restricted. OTS regulations impose limitations on all capital distributions by savings institutions. Capital distributions include cash dividends, payments to repurchase or otherwise acquire the institution's capital stock, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital. A savings institution that is a subsidiary of a savings and loan holding company, such as the Bank, must file an application or a notice with the OTS at least 30 days before making a capital distribution. Savings institutions are not required to file an application for permission to make a capital distribution and need only file a notice if the following conditions are met: (1) they are eligible for expedited treatment under OTS regulations, (2) they would remain adequately capitalized after the distribution, (3) the annual amount of capital distribution does not exceed net income for that year to date added to retained net income for the two preceding years, and (4) the capital distribution would not violate any agreements between the OTS and the savings institution or any OTS regulations. Any other situation would require an application to the OTS.


(11)   Benefit Plans

       Director Retirement Plan. The Company sponsors a non-qualified Director Retirement Plan ("Retirement Plan"). The Retirement Plan will pay all Directors that have served on the board at least ten years, an amount equal to the regular board fee as of the date of the directors' retirement (currently $1,000 per month) for 120 months beginning at the end of their final three-year term. If a Director dies prior to retirement or prior to receipt of all monthly payments under the plan, the Company has no further financial obligations to the Director or his or her estate. For the years ended September 30, 2001 and 1999, the Company recognized costs of $25,000 and $37,000 related to this
       Retirement Plan. For the year ended September 30, 2000 the Company recognized a net reduction in expense of $34,000 related to adjusting the remaining liability after the death of a director. The amounts were determined by discounting the anticipated cash flow required, based on the years of service rendered by each covered director. The weighted-average discount rate used to measure the expense was 5.50%.

       Employee Stock Ownership Plan. The Company sponsors an employee stock ownership plan ("ESOP"). The ESOP covers eligible employees who have completed twelve months of continuous employment with the Company during which they worked at least 1,000 hours and who have attained the age of
       21. As part of the Reorganization in April 1999, the ESOP borrowed $2.2 million from the Company to purchase 223,250 shares of the common stock of the Company. After the Conversion in December 2000, the ESOP acquired an additional 251,836 shares at a total cost of $3.9 million. The funds were obtained through a loan from the Company. Since the ESOP is internally leveraged, the Company does not report the loan receivable from the ESOP as an asset and does not report the loan payable from the ESOP as a liability. The Company's accounting for its ESOP is in accordance with AICPA Statement of Position 93-6, Employers Accounting for Employee Stock Ownership Plans, which requires the Company to recognize compensation expense equal to the fair value of the ESOP shares during the periods in which they became committed to be released. As shares are committed to be released, the shares become outstanding for earnings per share computations. To the extent that the fair value of the ESOP shares differs from the cost of such shares, this differential will be charged or credited to equity as additional paid-in capital. Management expects the recorded amount of expense to fluctuate as continuing adjustments are made to reflect changes in the fair value of the ESOP shares. As of September 30, 2001 and 2000, 32,481 and 33,440 shares were committed for release and the Company recorded compensation and employee benefit expense of $480,000, $284,000 and $286,000 for the years ended September 30, 2001, 2000 and 1999, respectively, relating to the ESOP.

       Dividends paid by the Company that relate to unallocated shares of the ESOP are used to make payments on the ESOP loan. As of September 30, 2001, the fair value of the 408,654 unallocated shares held by the ESOP was $6.8 million.

       401(k) Retirement Plan. Effective January 1, 1999, the Company adopted a 401(k) plan for eligible employees. Subject to certain restrictions, eligible employees may voluntarily contribute up to 15% of their annual compensation and the Company may authorize discretionary contributions to eligible participants. For the years ended September 30, 2001, 2000 and 1999 the Company recognized $117,900, $94,000 and $65,000 respectively, of employee benefits expense for the Company's matching contribution under the plan.

       Supplemental Executive Retirement Plan ("SERP"). Effective January 1, 1999, the Company adopted a nonqualified defined contribution plan to provide supplemental retirement benefits for certain executive officers. For the years ended September 30, 2001, 2000 and 1999 the Company recognized $144,000, $130,000 and $94,000 respectively, of employee benefits expense related to the SERP.


(12)   Stock-Based Compensation Plans

       Restricted Stock Plan ("RSP"). On October 19, 1999 the Company adopted, and the stockholders approved, a RSP for directors and officers to enable the Bank to attract and retain experienced and qualified personnel. Under the RSP, directors and officers of the Bank were awarded 111,625 shares of the Company's stock. Restricted shares are earned at a rate of 20% each year of continued service to the Company. In the event of death or disability of a participant, all shares awarded to that participant become immediately vested. The fair value of the shares awarded was $919,000, using the market closing price of $8.24 on the date of grant. This amount is being amortized over a five-year period to compensation and employee benefits expense, commencing October 1, 1999. All shares awarded under the RSP are considered as shares outstanding for purposes of calculating earnings per share.

       The shares earned under this plan are entitled to all voting and other stockholder rights, except that, while restricted, the shares must be held in escrow and cannot be sold, pledged or otherwise conveyed. The Company acquired the shares for the plan through open market purchases. During 2001, the RSP purchased 51,889 shares at an average price of $14.13 per share. At September 30, 2001 the plan held 85,509 shares at an average price of $11.53 per share

       Stock Option Plan. The Company has a Stock Option Plan ("Option Plan") under which 279,053 common shares are authorized to be granted to directors, officers and employees of the Bank. Shares granted under the Option Plan are exercisable at the market price at the date of the grant. The stock options granted to directors, officers and employees upon approval of the plan by stockholders on October 19, 1999 vest 20% per year, with the first installment becoming exercisable one year after the date of grant. Incentive options expire at the earlier of ten years from the date of grant or three months following the date an officer or employee terminates the employment relationship for reasons other than disability (options expire in one year after disability) or death (options expire in two year after death). Non-incentive options expire ten years from the date of grant. All non-incentive options are immediately vested in the event of death or disability.

       During the year ended September 30, 2001, no options were granted under the Option Plan. SFAS No. 123 requires pro forma fair value disclosures if the intrinsic value method is being utilized. In order to calculate the fair value of the options, it was assumed that the risk-free interest rate was 6.0% for each period, an annualized dividend of approximately 2.75% would apply over the exercise period, an estimated volatility of 65% and the expected life of the options would be the entire exercise period. For purposes of pro forma disclosures, the estimated fair value was included in expense in the period vesting occurs, using September 30, 2000 as the first vesting period. The pro forma information has been determined as if the Company had accounted for its stock options under the fair value method of SFAS No. 123 and is as follows (in thousands, except per share amounts):

                                                                   Year ended September 30,
                                                                  ----------------------------
                                                                    2001         2000     1999
                                                                    ----         ----     ----
       Weighted-average grant-date fair value of options issued
       during the year                                                --      $ 16.07       --
       Proforma net income                                        $4,782      $ 3,399       --
       Pro forma basic earnings per share                         $ 0.90      $  0.63       --

       The following is a summary of option transactions:


                                                                 Range of Per    Weighted
                                                     Number of   Share Option   Average Per
                                                      Shares        Price       Share Price
                                                      -------       -----       -----------
        Initial shares granted on October 19, 1999    279,053    $7.63-$10.23     $8.23
           Forfeited                                     (516)       8.24          8.24
                                                      -------
        Outstanding, September 30, 2000               278,537        8.23          8.23
           Exercised                                   (2,229)       8.24          8.24
           Forfeited                                   (2,683)       8.24          8.24
                                                      -------
        Outstanding, September 30, 2001               273,625    $7.63-$10.23      8.23
                                                      =======

       The weighted average remaining contractual life of the outstanding options at September 30, 2001 was 6.8 years. The outstanding options at September 30, 2001 were exercisable as follows:

                        Number    Weighted Average   Weighted Average Remaining
        Year Ending     Shares    Exercise Price         Contractual Life
        -----------     ------    --------------         ----------------
          2002          114,505       $ 8.23                    8.0
          2003           53,040       $ 8.23                    7.0
          2004           53,040       $ 8.23                    6.0
          2005           53,040       $ 8.23                    5.0
                        -------
          Total         273,625       $ 8.23
                        =======

(13)     (13)     Subsequent Event, Deposit and Branch Acquisition

       On December 6, 2001, the Bank signed a definitive agreement with SunTrust Bank ("SunTrust") to purchase seven Florida branches from SunTrust coincident with SunTrust's acquisition of such branches from Huntington National Bank ("Huntington"). Four of the Huntington branches are located in Lakeland, Florida, and one each in Avon Park and Sebring in Highlands County, and one branch in Wildwood, Florida. The transaction will include assumption of approximately $165 million in deposits and the purchase of approximately $25 million in loans related to the seven branches.

(14)   Fair Values of Financial Instruments

       Fair value estimates, methods and assumptions are set forth below.

       Cash  and  Cash  Equivalents:  The  carrying  amounts  of cash  and  cash
       equivalents    (demand   deposits   maintained   at   various   financial
       institutions) represent fair value.

       Securities: The Company's securities represent investments in U.S. government agency obligations, CMOs, MBS, corporate bonds and municipal bonds. The fair value of these securities was estimated based on quoted market prices or bid quotations received from securities dealers.

       FHLB Stock: The FHLB stock is not publicly traded and the carrying amounts were used to estimate the fair value.

       Loans: Fair values are estimated for the Company's portfolio of loans by grouping loans with similar financial characteristics. The loans have been segregated by type, such as fixed and variable rate first mortgage loans and other loans. The fair value of loans is estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for similar maturities.

       Deposit Liabilities: The fair value of deposits with no stated maturity (i.e., interest and noninterest-bearing checking accounts and savings accounts) is equal to the amount payable as of year end. The fair value of certificate accounts is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered by the Company for deposits of similar remaining maturities.

       FHLB Advances and Other Borrowings: The fair value of FHLB advances and other borrowings are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered by creditors for advances of similar remaining maturities.

       Commitments: The Company makes commitments in the normal course of business to originate loans. All such commitments are for relatively short periods of time, so the market value of the loans on the commitment date and origination or delivery date is seldom materially different.

       The estimated fair values of the Company's financial instruments are as follows:

                                                               Carrying  Estimated
                                                                Amount   Fair value
                                                              ---------  ----------
                                                                 (In thousands)
        September 30, 2001:
              Financial assets:
                 Cash and cash equivalents                    $  21,676  $ 21,676
                 Securities available for sale                  129,534   129,534
                 Federal Home Loan Bank stock                     7,670     7,670
                 Loans                                          474,155   485,300
                                                              =========  ========
              Financial liabilities:
                 Deposits:
                    Without stated maturities                  $116,326  $116,326
                    With stated maturities                      283,211   289,854
                 Federal Home Loan Bank advances                149,500   157,076
                 Other borrowings                                11,048    11,048
                                                             ==========   =======
              Commitments:
                 Loan commitments and letters of credit              --   $ 1,969
                                                             ==========   =======

        September 30, 2000:
              Financial assets:
                 Cash and cash equivalents              $   6,734       $  6,734
                 Securities available for sale             96,661         96,661
                 Securities held to maturity                9,687          9,391
                 Federal Home Loan Bank stock               7,925          7,925
                 Loans                                    440,386        433,631

              Financial liabilities:
                 Deposits:
                    Without stated maturities            $101,244       $101,244
                    With stated maturities                253,310        251,196
                   Federal Home Loan Bank advances        158,000        157,537
                   Other borrowings                         2,937          2,937
                                                         ========       ========

              Commitments:
                 Loan commitments and letters of credit        --       $    888
                                                         ========       ========

 (15)  Commitments and Contingencies

       In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements. In addition, the Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial condition or results of operations of the Company.


 (16)  Parent Company Only Financial Statements

       Condensed financial statements of FloridaFirst Bancorp, Inc. are as follows (in thousands):

       Condensed Statements of Financial Condition
       -------------------------------------------

                                                            At September 30,
                                                       -------------------------
       Assets                                             2001           2000
                                                          ----           ----
       Cash and cash equivalents                       $     86        $     50
       Loans to subsidiary                               20,547           6,786
       Securities available for sale                      2,402           2,263
       Investment in subsidiary                          70,769          51,918
       Other assets                                          52              64
                                                       --------        --------

         Total assets                                  $ 93,856        $ 61,081
                                                       ========        ========

       Liabilities and Stockholders' Equity
       Other liabilities                                     42              --
                                                       --------        --------
       Stockholders' equity                              93,814          61,081
                                                       --------        --------
         Total liabilities and stockholders' equity    $ 93,856        $ 61,081
                                                       ========        ========

                                                                    Year ended September 30,
                                                                    ------------------------
       Condensed Statements of Earnings                                   2001        2000
       --------------------------------                                   ----        ----
       Interest income:
       Securities available for sale                                   $   209     $   135
       Loans to subsidiary                                                 976         500
                                                                       -------     -------
         Total income                                                    1,185         635
                                                                       -------     -------
       Operating expenses                                                  212         102
                                                                       -------     -------
       Income before income taxes and equity
         in undistributed earnings of subsidiary                           973         533
       Income taxes                                                        340         191
                                                                       -------     -------
       Income before equity in undistributed earnings of subsidiary        633         342
       Equity in undistributed earnings of subsidiary                    4,398       3,500
                                                                       -------     -------

       Net income                                                      $ 5,031     $ 3,842
                                                                       =======     =======

                                                                                  Year ended September 30,
                                                                                  ------------------------
      Condensed Statements of Cash Flows                                            2001          2000
      ----------------------------------                                           -----          ----
      Cash flows from operating activities:
      Net income                                                                 $   5,031       $ 3,842
         Adjustments  to reconcile  net income to
         net cash provided by operating activities:
                 Equity in undistributed earnings of subsidiary                     (4,398)       (3,500)
                 Increase in other - net                                               (12)         (126)
                                                                                 ---------       -------
                    Net cash provided by operating activities                          621           216
                                                                                 ---------       -------
      Cash flows from investing activities:
         Capital contribution to subsidiary                                        (16,000)           --
         Purchase of investment securities                                              --        (2,263)
         Repayment (issuance) of loans to subsidiary                               (13,761)        6,133
                                                                                 ---------       -------
                    Net cash provided by (used in) investing activities            (29,761)        3,870
                                                                                 ---------       -------

      Cash flows from financing activities:
           Payments to acquire treasury stock                                         (481)       (3,606)
           Dividends paid                                                             (921)         (480)
           Net proceeds from stock issuances                                        30,578            --
                                                                                 ---------       -------
                     Net cash provided by (used in) financing activities            29,176        (4,086)
                                                                                 ---------       -------
      Increase in cash                                                                  36            --
      Cash at beginning of year                                                         50            50
                                                                                 ---------       -------
      Cash at end of year                                                        $      86       $    50
                                                                                 =========       =======

(17)   Quarterly Financial Data (Unaudited)

       Unaudited quarterly financial data (in thousands except share data) is as follows:

                                 Year ended September 30, 2001           Year ended September 30, 2000
                             -------------------------------------- --------------------------------------
                              First    Second    Third     Fourth    First     Second    Third     Fourth
                              Quarter  Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter
                              -------  -------   -------   -------   -------   -------   -------   -------

Interest income              $10,947   $11,025   $11,385   $11,489   $ 9,151   $ 9,741   $10,271   $10,677
Interest expense               6,761     6,334     6,431     6,369     5,034     5,574     6,212     6,755
                             -------   -------   -------   -------   -------   -------   -------   -------
Net interest income            4,186     4,691     4,954     5,120     4,117     4,167     4,059     3,922
Provision for loan losses        180       135       150       150       120       150       180       180
                             -------   -------   -------   -------   -------   -------   -------   -------
Net interest income after
   provision for loan
   losses                      4,006     4,556     4,804     4,970     3,997     4,017     3,879     3,742
                             -------   -------   -------   -------   -------   -------   -------   -------

Non-interest income              573       677       729       765       446       504       523       641
Non-interest expense           3,124     3,535     3,459     3,658     3,039     3,052     2,904     2,818
                             -------   -------   -------   -------   -------   -------   -------   -------

Income before taxes            1,455     1,698     2,074     2,077     1,404     1,469     1,498     1,565
Provision for income taxes       483       520       640       630       494       517       530       553
                             -------   -------   -------   -------   -------   -------   -------   -------

Net income                   $   972   $ 1,178   $ 1,434   $ 1,447   $   910   $   952   $   968   $ 1,012
                             =======   =======   =======   =======   =======   =======   =======   =======

Basic earnings per share     $  0.18   $  0.22   $  0.27   $  0.28   $  0.16   $  0.18   $  0.18   $  0.19
                             =======   =======   =======   =======   =======   =======   =======   =======
Diluted earnings per share   $  0.18   $  0.21   $  0.26   $  0.28   $  0.16   $  0.17   $  0.18   $  0.19
                             =======   =======   =======   =======   =======   =======   =======   =======


[LOGO]  HACKER, JOHNSON & SMITH PA
        ========================================================================
        Fort Lauderdale                             Certified Public Accountants
        Orlando
        Tampa

                          Independent Auditors' Report


Board of Directors
FloridaFirst Bancorp, Inc.
Lakeland, Florida:

     We have audited the accompanying consolidated statements of financial condition of FloridaFirst Bancorp, Inc. (the "Company") at September 30, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2001 and 2000, and the results of its operations, and its cash flows for each of the years in the three-year period ended September 30, 2001 in conformity with accounting principles accepted in the United States of America.


/s/HACKER, JOHNSON & SMITH PA
-----------------------------

HACKER, JOHNSON & SMITH PA
Tampa, Florida
November 2, 2001, except for Note 13
     which is December 6, 2001

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
Member of American Institute of Certified Public Accountants SEC Practice Section