Form 10-K405/A, Exhibit 13
period 2001-09-30
FLORIDAFIRST BANCORP INC
filed 2002-03-08
CIK 1123276

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

                          Selected Financial Highlights
                      (In thousands except per share data)

                                           2001       2000        1999    1998(3)      1997
                                         --------   --------   --------   --------   --------

At September 30:
Assets ...............................   $660,369   $582,180   $498,358   $414,472   $466,765
Loans, net ...........................    474,155    440,386    397,910    338,610    355,551
Securities ...........................    129,534    106,348     80,876     60,961     74,573
Cash and cash equivalents ............     21,676      6,734      2,598        647     21,842
Deposits .............................    399,537    354,554    339,224    352,180    429,714
FHLB advances and other borrowings ...    160,548    160,937     92,472     21,000       --
Stockholders' equity .................     93,814     61,081     61,337     36,107     33,588

Actual number (not in thousands):
Real estate loans outstanding ........      4,481      4,615      4,696      4,433      5,149
Deposit accounts .....................     36,168     36,747     38,409     38,409     46,012
Full service offices .................         11          9          9          9         14

For the year ended September 30:
   Interest income ...................   $ 44,846   $ 39,840   $ 32,648   $ 32,141   $ 33,865
   Interest expense ..................     25,895     23,575     17,128     18,966     19,702
                                         --------   --------   --------   --------   --------
   Net interest income ...............     18,951     16,265     15,520     13,175     14,163
   Provision for loan losses .........        615        630        540        405        317
                                         --------   --------   --------   --------   --------
   Net interest income after provision
        for loan losses ..............     18,336     15,635     14,980     12,770     13,846
   Noninterest income ................      2,487      2,114      1,473      4,347      1,189
   Noninterest expenses ..............     13,776     11,813     11,448     13,581     11,209
                                         --------   --------   --------   --------   --------
   Income before income taxes ........      7,047      5,936      5,005      3,536      3,826
   Income taxes ......................      2,178      2,094      1,748      1,151      1,299
                                         --------   --------   --------   --------   --------
   Net income ........................   $  4,869   $  3,842   $  3,257   $  2,385   $  2,527
                                         ========   ========   ========   ========   ========

   Basic earnings per share (1) (2)...   $    .92   $    .71   $    .33         --         --
                                         ========   ========   ========   ========   ========
   Diluted earnings per share (1) (2).   $    .90   $    .70   $    .33         --         --
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

                            Selected Financial Ratios

                                                     At or For the Year Ended September 30,
                                              ---------------------------------------------------
                                                   2001      2000      1999      1998      1997
                                                   ----      ----      ----      ----      ----

 Performance Ratios:

 Return on average assets (net income
     divided by average total assets) .....         .80%      .70%      .72%      .55%      .56%

 Return on average equity (net income
     divided by average equity) ...........        5.61      6.43      6.65      6.55      7.71

 Net interest-rate spread .................        2.51      2.54      2.95      2.65      2.87

 Net interest margin on average
     interest-earnings assets .............        3.30      3.13      3.56      3.10      3.23

 Average interest-earning assets to
     average interest-bearing liabilities .         118       113       116       110       108

 Efficiency  ratio  (noninterest  expense,
     other  than the $2.5  million  SAIF
     special assessment in 1997, divided
     by the sum of net interest income and
     noninterest income) ..................          64        64        67        78        74


Asset Quality Ratios:

 Nonperforming loans to total loans, net ..         .20       .17       .21       .25

 Nonperforming assets to total assets .....         .30       .17       .21       .32       .53

 Net charge-offs to average loans
      outstanding .........................         .06       .06       .04       .14       .02

 Allowance for loan losses to total loans .         .76       .75       .74       .76       .74


 Capital Ratios:

 Average equity to average assets
     (average equity divided by average
       total assets) ......................       14.17     10.94     10.84      8.31      7.25

 Equity to assets at period end ...........       14.21     10.49     12.31      8.62      7.20

 Dividend payout ratio ....................          21        22        12        --        --

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

Stockholder's Equity. The $32.7 million increase in the stockholders' equity reflects the $30.6 million in net proceeds from the issuance of common stock, and $4.9 million in net income. The net increase in stockholders' equity for the year also reflects:

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
                                       =======    =======    =======    =======    =======    =======

Comparison of Operating Results for the Years Ended September 30, 2001 and September 30, 2000

Net Income. Net income for the year ended September 30, 2001 increased $1.0 million, or 26.7% to $4.9 million, compared to $3.8 million for the same period in 2000. Net income for the year ended September 30, 2001 benefited from the deployment of $30.6 million in new capital received from stock issued in December 2000.

> Net interest income increased $2.7 million, or 16.5%, for the year ended September 30, 2001 compared to the same period in 2000. This increase resulted primarily from interest income increasing $5.0 million, offset by an increase in interest expense of $2.3 million,
> Noninterest income increased by $373,000 from 2000 to 2001 due mainly to increase in cash surrender value on the bank owned life insurance product and gains on sale of mortgage loans, offset by a writedown of a security, and
> Noninterest expenses increased $2.0 million to $13.8 million for the year ended September 30, 2001 from $11.8 million for the year ended September 30, 2000, due to an accumulation of several expense categories, as discussed below.

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


Noninterest Income. Noninterest income increased by $373,000 to $2.5 million for the year ended September 30, 2001. The major components of the increase was due to the following:

> Gains of $228,000 recognized on the sale of $13.9 million in long term fixed-rate mortgage loans.
> Loss of $257,000 due to the impairment of a security classified as available for sale. The security had been downgraded below investment grade and during the fourth quarter the issuer had filed for bankruptcy. The fair value of this security could decline further and the Company could recognize further losses.
>    Increase of $331,000 in cash surrender value of bank-owned life insurance.
>    Increase of $60,000 in checking and savings account service fees.
>    Increase of $64,000 in income from increased debit card and ATM usage.


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

                        CONSOLIDATED FINANCIAL STATEMENTS


                            For the Three Years Ended

                               SEPTEMBER 30, 2001

                    FLORIDAFIRST BANCORP, INC. and SUBSIDIARY
                 Consolidated Statements of Financial Condition
                      (In thousands, except share amounts)

                                                                           At September 30,
                                                                        ----------------------
ASSETS                                                                     2001         2000
                                                                        ---------    ---------

Cash and due from banks                                                 $   7,439    $   6,189
Interest-bearing deposits                                                  14,237          545
                                                                        ---------    ---------
            Total cash and cash equivalents                                21,676        6,734

Securities available for sale, at fair value                              129,534       96,661
Securities held to maturity, market value of $9,391                            --        9,687
Loans, net of allowance for loan losses of $3,652 and $3,321              474,155      440,386
Premises and equipment, net                                                10,944        8,935
Federal Home Loan Bank stock, at cost                                       7,670        7,925
Cash surrender value of bank-owned life insurance                          10,795        5,232
Other assets                                                                5,595        6,620
                                                                        ---------    ---------
            TOTAL ASSETS                                                $ 660,369    $ 582,180
                                                                        =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
    Deposits                                                            $ 399,537    $ 354,554
    Federal Home Loan Bank advances                                       149,500      158,000
    Other borrowings                                                       11,048        2,937
    Other liabilities                                                       6,470        5,608
                                                                        ---------    ---------
            Total liabilities                                             566,555      521,099
                                                                        ---------    ---------

Commitments and contingencies (Notes 4, 5, 14 and 15)                          --           --

Stockholders' equity:
    Preferred stock, $ .10 par value,
         20,000,000 shares authorized, none issued or outstanding              --           --
    Common stock, $ .10 par value,
         80,000,000 shares authorized, 5,521,850 and 5,937,542 issued         552          575
    Additional paid-in capital                                             52,059       25,085
    Retained earnings                                                      46,454       42,506
    Treasury stock, at cost, 35,000 and 418,597 shares                       (481)      (3,606)
    Unallocated shares held by the employee stock ownership plan           (5,410)      (1,838)
    Unallocated shares held by the restricted stock plan                     (986)        (410)
    Accumulated other comprehensive income (loss)                           1,626       (1,231)
                                                                        ---------    ---------
            Total stockholders' equity                                     93,814       61,081
                                                                        ---------    ---------
            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $ 660,369    $ 582,180
                                                                        =========    =========


See notes to consolidated financial statements.

                    FLORIDAFIRST BANCORP, INC. and SUBSIDIARY
                       Consolidated Statements of Earnings
                    (In thousands, except per share amounts)

                                                                               Year ended September 30,
                                                                             ------------------------------
                                                                               2001       2000       1999
                                                                             --------   --------   --------

Interest and dividend income:
    Loans                                                                    $ 36,671   $ 32,470   $ 28,482
    Securities                                                                  7,526      6,837      3,671
    Other                                                                         649        533        495
                                                                             --------   --------   --------
            Total interest and dividend income                                 44,846     39,840     32,648
                                                                             --------   --------   --------
Interest expense:
    Deposits                                                                   17,800     15,744     14,727
    Federal Home Loan Bank advances and other borrowings                        8,095      7,831      2,401
                                                                             --------   --------   --------
            Total interest expense                                             25,895     23,575     17,128
                                                                             --------   --------   --------
            Net interest income                                                18,951     16,265     15,520

Provision for loan losses                                                         615        630        540
                                                                             --------   --------   --------
            Net interest income after provision for loan losses                18,336     15,635     14,980
                                                                             --------   --------   --------
Noninterest income:
    Fees and service charges                                                    1,264      1,147        991
    Gain (loss) on sale of loans and securities                                   (25)        16        (22)
    Increase in cash surrender value of bank-owned life insurance                 563        232       --
    Other, net                                                                    685        719        504
                                                                             --------   --------   --------
            Total noninterest income                                            2,487      2,114      1,473
                                                                             --------   --------   --------
Noninterest expenses:
    Compensation and employee benefits                                          7,689      6,325      5,820
    Occupancy and equipment costs                                               2,165      1,755      1,881
    Marketing                                                                     336        452        534
    Data processing costs                                                         500        498        521
    Other                                                                       3,086      2,783      2,692
                                                                             --------   --------   --------
            Total noninterest expenses                                         13,776     11,813     11,448
                                                                             --------   --------   --------
Income before income taxes                                                      7,047      5,936      5,005
Income taxes                                                                    2,178      2,094      1,748
                                                                             --------   --------   --------
NET INCOME                                                                   $  4,869   $  3,842   $  3,257
                                                                             ========   ========   ========

Basic earnings per share (1) (2)                                             $   0.92   $   0.71   $   0.33
                                                                             ========   ========   ========
Diluted earnings per share (1) (2)                                           $   0.90   $   0.70   $   0.33
                                                                             ========   ========   ========
Weighted-average common and common equivalents shares outstanding: (1) (2)
    Basic                                                                       5,293      5,424      5,727
                                                                             ========   ========   ========
    Diluted                                                                     5,429      5,516      5,727
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

                                                                              Accumu-
                                                                              lated
                                                                              other
                                                                              compre-                                      Total
                                 Number         Additional                    hensive   Compre-  Unallocated  Unallocated  stock-
                                   of    Common  paid-in   Retained Treasury  income    hensive  shares held  shares held  holders'
                                 shares  stock   capital   earnings  Stock    (loss)    income   by the ESOP    by RSP     equity
                                -------- ------ ---------- -------- --------  ----------------  ------------  ----------- ----------
Balance at September 30, 1998                             $ 35,887            $   220                                       $36,107
Stock issuance, net
  of issuance costs of $1,239     5,753  $ 575   $ 25,124                                         $ (2,163)                  23,536
Comprehensive income:
    Net income                                               3,257                      $ 3,257                               3,257
    Change in unrealized loss
      on securities available
      for sale, net                                                            (1,456)   (1,456)                             (1,456)
                                                                                        -------
Total comprehensive income                                                              $ 1,801
                                                                                        =======
Dividends ($ .04 per share)                                   (107)                                                            (107)
                                -------- -----   -------- --------            -------              -------       ------     -------
Balance at September 30, 1999     5,753    575     25,124   39,037             (1,236)              (2,163)                  61,337
Shares repurchased, at cost                                         $(3,606)                                                 (3,606)
Fair value of ESOP shares
  allocated                                           (39)                                             325                      286
Shares acquired for RSP,
  at cost                                                                                                        $ (410)       (410)
Comprehensive income:
    Net income                                               3,842                      $ 3,842                               3,842
    Change in unrealized gain
      (loss) on securities
      available for sale, net                                                       5         5                                   5
                                                                                        -------
Total comprehensive income                                                              $ 3,847
                                                                                        =======
Dividends ($ .16 per share)                                   (373)                                                            (373)
                                -------- -----   -------- --------  -------   -------              -------       ------     -------
Balance at September 30, 2000     5,753    575     25,085   42,506   (3,606)   (1,231)              (1,838)        (410)     61,081
Stock issuance, net of
  issuance costs of $1,007        3,148    315     30,245                                                                    30,560
Convert common and retire
  treasury stock                 (3,381)  (338)    (3,268)            3,606                                                       -
Proceeds from exercise of
  stock options                       2                18                                                                        18
Shares repurchased, at cost         (35)                               (481)                                                   (481)
Fair value of ESOP and RSP
  shares allocated                                    (21)                                             325          157         461
Shares acquired for ESOP
  and RSP, at cost                                                                                  (3,897)        (733)     (4,630)

Comprehensive income:
    Net income                                               4,869                      $ 4,869                               4,869
    Change in unrealized gain
      (loss) on securities
      available for sale, net                                                   2,857     2,857                               2,857
                                                                                        -------
Total comprehensive income                                                              $ 7,726
                                                                                        =======
Dividends ($ .19 per share)                                   (921)                                                            (921)
                                -------- -----   -------- --------  -------   -------              -------       ------     -------
Balance at September 30, 2001     5,487  $ 552   $ 52,059 $ 46,454  $  (481)  $ 1,626              $(5,410)      $ (986)    $93,814
                                ======== =====   ======== ========  =======   =======              =======       ======     =======


See notes to consolidated financial statements.

                    FLORIDAFIRST BANCORP, INC. and SUBSIDIARY
                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)

                                                                                    Year ended September 30,
                                                                                --------------------------------
                                                                                  2001        2000        1999
                                                                                --------    --------    --------

Cash flows from operating activities:
    Net income                                                                  $  4,869    $  3,842    $  3,257
    Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
       Provision for loan losses                                                     615         630         540
       Deferred income tax benefit                                                  (278)       (187)        (39)
       Depreciation                                                                  995         700         759
       (Gain) loss on sale of securities available for sale                          222          (5)         22
       Loss of sale of securities held to maturity                                    12          --          --
       Originations of loans held for sale                                       (14,989)         --          --
       Gain on sale of loans held for sale                                          (209)        (14)         --
       Proceeds from sale of loans held for sale                                  15,258          --          --
       Allocation of shares held by ESOP and RSP                                     461         286          --
       Increase in cash surrender value of life insurance policies                  (563)       (232)         --
       Increase in accrued interest receivable                                      (281)       (962)       (366)
       Decrease in other assets                                                      205         210          95
       Increase (decrease) in other liabilities                                      862         104        (338)
                                                                                --------    --------    --------
                   Net cash provided by operating activities                       7,179       4,372       3,930
                                                                                --------    --------    --------
Cash flows from investing activities:
    Proceeds from calls, maturities, sales and
      repayments of securities available for sale                                 36,879      16,353      24,069
    Proceeds from calls, maturities, sales and
      repayments of securities held to maturity                                    9,675       3,037       6,012
    Net increase in loans                                                        (34,742)    (42,813)    (59,782)
    Purchases of securities available for sale                                   (65,440)    (44,845)    (52,358)
    Purchase of bank owned life insurance                                         (5,000)     (5,000)         --
    Net redemption (purchase) of FHLB stock                                          255      (3,450)     (1,611)
    Purchases of premises and equipment                                           (3,408)     (2,843)       (883)
    Proceeds on sale of premises and equipment                                       404          26         520
                                                                                --------    --------    --------
                   Net cash used in investing activities                         (61,377)    (79,535)    (84,033)
                                                                                --------    --------    --------
Cash flows from financing activities:
    Net increase (decrease) in deposits                                           44,983      15,330     (12,956)
    Net increase (decrease) in FHLB advances                                      (8,500)     70,400      66,600
    Net increase (decrease) in other borrowings                                    8,111      (1,935)      4,874
    Payments to acquire treasury stock                                              (481)     (3,606)         --
    Payments to acquire shares held by the ESOP                                   (3,897)         --          --
    Payments to acquire shares held by the RSP                                      (733)       (410)         --
    Net proceeds received from issuance of common stock                           30,578          --      23,536
    Dividends paid                                                                  (921)       (480)         --
                                                                                --------    --------    --------
                   Net cash provided by financing activities                      69,140      79,299      82,054
                                                                                --------    --------    --------
                   Net increase in cash and cash equivalents                      14,942       4,136       1,951
Cash and cash equivalents at beginning of year                                     6,734       2,598         647
                                                                                --------    --------    --------
Cash and cash equivalents at end of year                                        $ 21,676    $  6,734    $  2,598
                                                                                ========    ========    ========

Supplemental disclosure of cash flow information -
    Cash paid during the year for:
       Interest                                                                 $ 25,948    $ 22,966    $ 15,963
                                                                                ========    ========    ========
       Taxes                                                                    $  2,374    $  2,099    $  1,406
                                                                                ========    ========    ========

Supplemental disclosure of non-cash information:
    Additions to real estate acquired through foreclosure                       $    298    $    221    $     76
                                                                                ========    ========    ========
    Transfer loans to loans held for sale                                       $  1,253          --          --
                                                                                ========
    Change in unrealized gain (loss) on securities available for sale,
       net of deferred taxes (benefit) of $1,677, $3 and $(852), respectively   $  2,857    $      5    $ (1,456)
                                                                                ========    ========    ========
    Dividends declared                                                                --          --    $    107
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


                                                                                         Year Ended September 30,
                                                                              ---------------------------------------------
                                                                                  2001             2000              1999
                                                                                  ----             ----              ----

       Weighted-average shares of common stock issued and
           outstanding before adjustments for ESOP and stock options           5,520,047         5,602,021        5,937,542
       Adjustment to reflect the effect of unallocated ESOP shares              (226,935)         (177,670)        (210,228)
                                                                               ---------         ---------        ---------
       Weighted-average shares for basic earnings per share                    5,293,112         5,424,351        5,727,314
                                                                               =========         =========        =========

       Basic earnings per share                                                   $ .92            $ .71             $ .33
                                                                                  =====            =====             =====

       Weighted-average shares for basic earnings per share                    5,293,112         5,424,351        5,727,314

       Additional  dilutive shares using the average market value for the period utilizing  the  treasury  stock  method  regarding  stock  options and
          outstanding restricted stock shares                                    136,046            92,209                0
                                                                               ---------         ---------        ---------
       Weighted-average common shares and equivalents
          outstanding for diluted earnings per share                           5,429,158         5,516,560        5,727,314
                                                                               =========         =========        =========

       Diluted earnings per share                                                 $ .90             $ .70            $ .33
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

                                                                                     2001       2000        1999
                                                                                     ----       ----        ----

       Unrealized gain (loss) on securities available for sale arising
          during year, net of taxes                                                 $2,710      $   8    $(1,470)
       Less reclassification adjustment for gain (loss) included in
           net income                                                                 (234)         5        (22)
       Income taxes (benefit)                                                          (87)         2         (8)
                                                                                    ------      -----    -------
       Reclassification adjustment for gain (loss), net of taxes                      (147)         3        (14)
                                                                                    ------      -----    -------
       Unrealized gain (loss) on securities available for sale, net of taxes        $2,857      $   5    $(1,456)
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


(2)    Securities Available for Sale

       The amortized cost and estimated fair values of securities available for sale are as follows:


                                                                     Gross             Gross
                                                 Amortized        unrealized         unrealized        Fair
                                                   cost              gains             losses          Value
                                               --------------     ------------      -------------    ---------
                                                                         (In thousands)

          September 30, 2001:
          Obligations of U.S. government
              agencies                           $   8,504          $  346            $     0         $  8,850
          Collateralized mortgage
              obligations                           43,429             653                (37)          44,045
          Mortgage-backed securities                28,644             907                  0           29,551
          Corporate bonds                           28,962             999               (406)          29,555
          Municipal bonds                           17,415             262               (144)          17,533
                                                 ---------          ------            -------         --------
               Total                             $ 126,954          $3,167            $  (587)        $129,534
                                                 =========          ======            =======         ========

       September 30, 2000:
          Obligations of U.S. government
              agencies                           $  19,861                          $    (504)        $ 19,357
          Collateralized mortgage
              obligations                           18,172          $   76               (176)          18,072
          Mortgage-backed securities                29,928              61               (339)          29,650
          Corporate bonds                           20,930             160               (904)          20,186
          Municipal bonds                            9,725             138               (467)           9,396
                                                 ----------         ------          ---------         --------
               Total                             $  98,616          $  435          $  (2,390)        $ 96,661
                                                 =========          =======         =========         ========

       Approximately 88% and 70% of the collateralized mortgage obligations ("CMOs") and mortgage-backed securities ("MBS") as of September 30, 2001 and 2000, respectively, were issues of Ginnie Mae, Fannie Mae or Freddie Mac.

       The maturity distribution for the portfolio of securities available for sale at September 30, 2001 is as follows:

                                                           Amortized      Fair
                                                              cost        Value
                                                           ---------    --------
                                                                (In thousands)
            Due in one year or less                         $    997    $  1,026
            Due after one year through five years             12,668      13,105
            Due after five years through ten years             9,390       9,951
            Due after ten years                               75,255      75,901
                                                            --------    --------
                                                              98,310      99,983

            Mortgage-backed securities                        28,644      29,551
                                                            --------    --------

            Total                                           $126,954    $129,534
                                                            ========    ========

       Proceeds from sales of securities available for sale during the years ended September 30, 2001, 2000 and 1999 were $10.3 million, $5.7 million and $6.0 million, respectively. Gross gains of $51,000 and gross losses of $16,000 were realized on those sales during 2001. In addition, a $257,000 loss on the impairment of a security was recorded since the decline in value was determined to be other than temporary.Gross gains of $5,000 were realized on those sales during 2000. Gross gains of $8,000 and gross losses of $30,000 were realized on those sales during 1999.

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

(6)    Deposits

       Deposits and weighted-average interest rates are as follows:

                                       September 30, 2001     September 30, 2000
                                      ---------------------   ------------------
                                                   Weighted             Weighted
                                                   Average               Average
                                         Amount      Rate       Amount    Rate
                                         ------      ----       ------    ----

                                     (In thousands)        (In thousands)

      Noninterest-bearing checking    $  20,306       --     $  16,292     --
      Interest-bearing checking          34,705      1.67%      31,460    1.86%
      Savings accounts                   27,547      1.51%      29,167    2.08%
      Money-market accounts              33,768      3.19%      24,325    5.10%
      Certificate accounts:
         4.00% - 4.99%                   98,731                 19,999
         5.00% - 5.99%                   73,605                 81,625
         6.00% - 6.99%                  104,345                144,575
         7.00% - 7.99%                    6,530                  7,111
                                      ---------              ---------

            Total certificates          283,211      5.64%     253,310    5.89%
                                      ---------              ---------

            Total deposits            $ 399,537      4.33%   $ 354,554    4.90%
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

(8)    Income Taxes

       Income taxes consists of the following:

                                               Current   Deferred     Total
                                              --------  ---------    -------
                                                      (In thousands)

        Year ended September 30, 2001:
             Federal                          $ 2,074   $   (234)    $ 1,840
             State                                382        (44)        338
                                              --------  ---------    -------
                                              $ 2,456   $   (278)    $ 2,178
                                              =======   ========     =======

        Year ended September 30, 2000:
             Federal                          $ 1,943   $   (160)    $ 1,783
             State                                338        (27)        311
                                              -------    -------     -------
                                              $ 2,281   $   (187)    $ 2,094
                                              =======   ========     =======
        Year ended September 30, 1999
             Federal                          $ 1,606   $    (33)    $ 1,573
             State                                181         (6)        175
                                              -------   --------     -------

                                              $ 1,787   $    (39)    $ 1,748
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

       The Company's effective rate on pretax income differs from the statutory Federal income tax rate as follows (dollars in thousands):

                                                                          Year ended September 30,
                                                         -------------------------------------------------------
                                                           2001        %        2000       %       1999      %
                                                           -------   ------    ------    -----    ------   -----


      Tax provision at statutory rate                      $2,396       34%    $2,018      34%    $1,702     34%
      Increase (decrease) in tax
        resulting from:
           Tax-exempt income, net                            (356)      (5)      (148)     (2)       (70)    (1)

           State income taxes, net of Federal income
           tax benefit                                        234        3        205       3        116      2

           Other, net                                         (96)      (1)        19      --         --     --
                                                           ------  -------     ------   -----     ------  -----
      Total                                                $2,178       31%    $2,094      35%    $1,748     35%
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

The Bank's actual capital amounts and percentages are as follows:

                                                                                           "Well capitalized"
                                                                      For capital             under prompt
                                                                        adequacy           corrective action
                                                   Actual               purpose                provisions
                                             -------------------  ---------------------  ----------------------
                                             Amount      Ratio       Amount      Ratio       Amount      Ratio
                                             ------      -----       ------      -----       ------      -----
                                                                  (Dollars in thousands)

              September 30, 2001:
                Risk-based capital
                  (to risk-weighted assets) $ 72,867     16.9%      $ 34,432     8.0%       $ 43,040      10.0%

                Tier I capital (to risk-
                  weighted assets)          $ 69,215     16.1%      $ 17,216     4.0%       $ 25,824       6.0%

                Tier I capital
                  (to average assets)       $ 69,215     11.3%      $ 24,496     4.0%       $ 30,620       5.0%

              September 30, 2000:
                Risk-based capital
                  (to risk-weighted assets) $ 56,470     15.5%      $ 29,158     8.0%       $ 36,448      10.0%

                Tier I capital (to risk-
                  weighted assets)          $ 53,149     14.6%      $ 14,579     4.0%       $ 21,869       6.0%

                Tier I capital
                  (to average assets)       $ 53,149      9.7%      $ 21,844     4.0%       $ 27,305       5.0%

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

                                                                   Year ended September 30,
                                                                  ----------------------------
                                                                    2001         2000     1999
                                                                    ----         ----     ----

       Weighted-average grant-date fair value of options issued
       during the year                                                --      $ 16.07       --
       Proforma net income                                        $4,620      $ 3,399       --
       Pro forma basic earnings per share                         $ 0.87      $  0.63       --


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


 (16)  Parent Company Only Financial Statements

       Condensed financial statements of FloridaFirst Bancorp, Inc. are as follows (in thousands):

       Condensed Statements of Financial Condition
       -------------------------------------------

                                                            At September 30,
                                                       -------------------------
       Assets                                             2001           2000
                                                          ----           ----
       Cash and cash equivalents                       $     86        $     50
       Loans to subsidiary                               20,547           6,786
       Securities available for sale                      2,402           2,263
       Investment in subsidiary                          70,769          51,918
       Other assets                                          52              64
                                                       --------        --------

         Total assets                                  $ 93,856        $ 61,081
                                                       ========        ========

       Liabilities and Stockholders' Equity
       Other liabilities                                     42              --
                                                       --------        --------
       Stockholders' equity                              93,814          61,081
                                                       --------        --------
         Total liabilities and stockholders' equity    $ 93,856        $ 61,081
                                                       ========        ========

                                                                    Year ended September 30,
                                                                    ------------------------
       Condensed Statements of Earnings                                   2001        2000
       --------------------------------                                   ----        ----

       Interest income:
       Securities available for sale                                   $   209     $   135
       Loans to subsidiary                                                 976         500
                                                                       -------     -------
         Total income                                                    1,185         635
                                                                       -------     -------
       Operating expenses                                                  212         102
                                                                       -------     -------
       Income before income taxes and equity
         in undistributed earnings of subsidiary                           973         533
       Income taxes                                                        340         191
                                                                       -------     -------
       Income before equity in undistributed earnings of subsidiary        633         342
       Equity in undistributed earnings of subsidiary                    4,236       3,500
                                                                       -------     -------

       Net income                                                      $ 4,869     $ 3,842
                                                                       =======     =======


                                                                                  Year ended September 30,
                                                                                  ------------------------
      Condensed Statements of Cash Flows                                            2001          2000
      ----------------------------------                                           -----          ----

      Cash flows from operating activities:
      Net income                                                                 $   4,869       $ 3,842
         Adjustments  to reconcile  net income to
         net cash provided by operating activities:
                 Equity in undistributed earnings of subsidiary                     (4,236)       (3,500)
                 Increase in other - net                                               (12)         (126)
                                                                                 ---------       -------
                    Net cash provided by operating activities                          621           216
                                                                                 ---------       -------

      Cash flows from investing activities:
         Capital contribution to subsidiary                                        (16,000)           --
         Purchase of investment securities                                              --        (2,263)
         Repayment (issuance) of loans to subsidiary                               (13,761)        6,133
                                                                                 ---------       -------
                    Net cash provided by (used in) investing activities            (29,761)        3,870
                                                                                 ---------       -------

      Cash flows from financing activities:
           Payments to acquire treasury stock                                         (481)       (3,606)
           Dividends paid                                                             (921)         (480)
           Net proceeds from stock issuances                                        30,578            --
                                                                                 ---------       -------
                     Net cash provided by (used in) financing activities            29,176        (4,086)
                                                                                 ---------       -------
      Increase in cash                                                                  36            --
      Cash at beginning of year                                                         50            50
                                                                                 ---------       -------
      Cash at end of year                                                        $      86       $    50
                                                                                 =========       =======

(17)   Quarterly Financial Data (Unaudited)

       Unaudited quarterly financial data (in thousands except share data) is as follows:

                                 Year ended September 30, 2001           Year ended September 30, 2000
                             -------------------------------------- --------------------------------------
                              First    Second    Third     Fourth    First     Second    Third     Fourth
                              Quarter  Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter
                              -------  -------   -------   -------   -------   -------   -------   -------

                                                         As Restated

Interest income              $10,947   $11,025   $11,385   $11,489   $ 9,151   $ 9,741   $10,271   $10,677
Interest expense               6,761     6,334     6,431     6,369     5,034     5,574     6,212     6,755
                             -------   -------   -------   -------   -------   -------   -------   -------
Net interest income            4,186     4,691     4,954     5,120     4,117     4,167     4,059     3,922
Provision for loan losses        180       135       150       150       120       150       180       180
                             -------   -------   -------   -------   -------   -------   -------   -------
Net interest income after
   provision for loan
   losses                      4,006     4,556     4,804     4,970     3,997     4,017     3,879     3,742
                             -------   -------   -------   -------   -------   -------   -------   -------

Non-interest income              573       677       729       508       446       504       523       641
Non-interest expense           3,124     3,535     3,459     3,658     3,039     3,052     2,904     2,818
                             -------   -------   -------   -------   -------   -------   -------   -------

Income before taxes            1,455     1,698     2,074     1,820     1,404     1,469     1,498     1,565
Provision for income taxes       483       520       640       535       494       517       530       553
                             -------   -------   -------   -------   -------   -------   -------   -------

Net income                   $   972   $ 1,178   $ 1,434   $ 1,285   $   910   $   952   $   968   $ 1,012
                             =======   =======   =======   =======   =======   =======   =======   =======

Basic earnings per share     $  0.18   $  0.22   $  0.27   $  0.25   $  0.16   $  0.18   $  0.18   $  0.19
                             =======   =======   =======   =======   =======   =======   =======   =======
Diluted earnings per share   $  0.18   $  0.21   $  0.26   $  0.25   $  0.16   $  0.17   $  0.18   $  0.19
                             =======   =======   =======   =======   =======   =======   =======   =======


(18)    Restatement of Financial Statements - September 30, 2001

     Subsequent  to  the  issuance  of  the  Company's   financial   statements,
     management determined that the decline in value of a security classified as available  for sale was other than  temporary,  resulting in an  impairment loss of $257,000 which was not included in the September 30, 2001 financial statements.  The inclusion of this loss in the revised financial statements has the effect of decreasing net income for fiscal 2001 by $162,000 or $.03 per basic and diluted share.



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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2001 and 2000, and the results of its operations, and its cash flows for each of the years in the three-year period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

         As more fully described in Note 18, subsequent to the issuance of the Company's September 30, 2001 consolidated financial statements and our report thereon, we became aware the consolidated financial statements did not reflect an impairment loss on an individual security classified as available for sale. In our original report, we expressed an unqualified opinion on the 2001 consolidated financial statements, and our opinion on the revised consolidated financial statements as expressed herein, remains unqualified.



/s/HACKER, JOHNSON & SMITH PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
November 2, 2001, except for Note 13 which is December 6, 2001 and Note 18 which is March 5, 2002



500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
Member of American Institute of Certified Public Accountants SEC Practice Section